Exhibit 99.1

Pembina Pipeline Corporation

•	Notice of 2017 annual meeting of shareholders
•	Management information circular

March 16, 2017

WHAT'S INSIDE

Letter to shareholders	inside front cover
Notice of meeting	1
Management information circular	2
1. About voting	3
2. Business of the meeting	6
3. About the nominated directors	9
4. Governance	20
5. Compensation discussion & analysis	40
6. Other information	84

Letter to shareholders

Dear shareholder,

Pembina's board of directors is pleased to present our 2017 management information circular. This document tells you about your voting rights as a shareholder and the items we will be discussing at our annual meeting of shareholders on May 5, 2017. It also includes important information about how Pembina is governed and how executives and directors are paid.

For Pembina, 2016 was a year of progress and accomplishment against a backdrop of uncertainty in the domestic and international oil and gas industry. Your board is proud of Pembina's operational and financial performance, business development activities, capital project execution and our company's continued exceptional safety record and commitment to the communities where we operate.

The work we have done over the past few years to position your company to withstand volatile markets has paid off in many respects. Through the challenges that plagued the energy industry over the past 18 months, Pembina not only survived, but thrived. Your board and Pembina's leadership team have been actively engaged in navigating our course through these uncharted times based on a consistent strategy which is rooted in long-term thinking and decreasing risk. The sustainability and stability of our business is of utmost importance so we can continue to meet investor expectations on dividend payout and growth.

As always, your board remains committed to maintaining high standards in corporate governance to serve our shareholders. We continue to implement recommendations from our third-party Board Effectiveness Evaluation, which was conducted in 2015. This includes formalizing the board's review of scenario analysis and making great strides in contingency planning. We have also retained third-party governance firms to guide us in evolving our practices so we can continue to meet or exceed expectations in the years ahead.

I remain pleased with the overall effectiveness of the board and the contributions of each member in stewarding your investment in Pembina. Collectively, I believe our focus on accountability, values, strong governance and prudent management of risk in the delivery of our strategy was demonstrated this past year as Pembina weathered unpredictable markets and came out strong on the other side. We will continue to work closely with the leadership team during what's sure to be a transformational 2017 and beyond, as we strive to create enduring and growing shareholder value.

On behalf of the board, management and all shareholders I would like to extend a heartfelt thank you to fellow director Grant Billing for his wisdom and insight, and for his contributions to the board and Pembina's success. Grant will not be standing for re-election this year. We are also excited to recommend Bruce Rubin for election to the board. Mr. Rubin will bring with him over 35 years of directly relevant experience in the energy, refining and petrochemical sectors, and we look forward to working with him.

I'd also like to express my appreciation to my fellow directors for their ongoing guidance, and to thank Pembina's leadership for their constant pursuit of excellence and for continuing to build on our reputation as the midstream service provider of choice in western Canada. To Pembina's employees who put their whole hearts into their work on a daily basis, thank you for all that you do to contribute to our company's success.

And finally, on behalf of the board, I would like to thank you, our shareholders. We are very grateful that you have trusted us with your investment and we remain committed to working on your behalf. The board and management team invite you to join us on May 5 to have your say.

Sincerely,

Randall (Randy) Findlay

Chair of the Board

Notice of our 2017 annual meeting

You are invited to our 2017 annual meeting (the meeting) of shareholders:

When	May 5, 2017

2:00 p.m. (Mountain time)

Where	Ballroom at The Metropolitan Centre
333-4th Avenue SW
Calgary, Alberta

We will cover six items of business – see "Business of the Meeting" in our 2017 management information circular:

1.	Receive our 2016 consolidated financial statements and the auditors' report
2.	Vote on electing the directors
3.	Vote on appointing the auditors
4.	Vote on approving an increase in the shares reserved for issuance under our stock option plan
5.	Vote on our approach to executive compensation
6.	Vote on any other business that comes before the meeting

Your vote is important

Our 2017 management information circular includes important information about the meeting and the voting process. Please read it carefully before you vote.

We mailed you a copy of our 2016 consolidated financial statements and the auditors' report if you requested a copy and in accordance with corporate and securities laws. You can also access a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

We will have a live webcast of the annual meeting on our website if you cannot attend the meeting in person.

By order of the board,

"Nick Kangles"

Nick Kangles

Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 16, 2017

Where to get a copy of the 2017 management information circular

If you are a registered shareholder or you have given us instructions to send you printed documents, your management information circular is attached to this notice.

We use the notice and access model to deliver meeting materials (this notice and the management information circular) to beneficial holders of our common shares. Notice and access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs.

If you are a beneficial shareholder, you can view the management information circular at:

www.sedar.com, or

www.pembina.com/Investor-Centre/shareholder-information/

If you would like us to mail you a paper copy of the management information circular instead, please contact us:

•	online:	www.pembina.com/Investor-Centre/Shareholder-information
•	by phone:	1-855-880-7404
•	by email:	investor-relations@pembina.com

We will send it free of charge, but we need your request at least 5 days before the proxy deposit date listed on the attached voting instruction form, and within one year of filing the information circular on SEDAR.

How to vote

If you are a beneficial shareholder, complete and return your voting instruction form at least one business day before the proxy deposit date of May 3, 2017 at 2:00 p.m., or as listed on the attached voting instruction form. You cannot vote by returning this notice.

Send your voting instruction to us:
•	online:	www.proxyvote.com
•	by phone:	1-800-474-7493 (English)
1-800-474-7501 (French)
•	by fax:	905-507-7793
•	by mail:	Data Processing Centre
PO Box 2800 STN LCD Malton
Mississauga ON L5T 2T7

If you have questions about notice and access, call us toll-free at 1-855-880-7404.

Pembina Pipeline Corporation • Management information circular	1

Management information circular

In this document

•	annual meeting or meeting means the annual meeting of shareholders to be held on May 5, 2017
•	you and your mean holders of common shares of Pembina Pipeline Corporation
•	we, us, our and Pembina mean Pembina Pipeline Corporation and our consolidated subsidiaries
•	shares, common shares and Pembina shares mean Pembina's common shares
•	circular means this management information circular
•	board means Pembina's board of directors

Our principal corporate and
registered office

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

T. 403.231.7500

F. 403.237.0254

You have received this document because you owned Pembina common shares on March 16, 2017 (the record date) and are entitled to vote at our 2017 annual meeting of shareholders on May 5, 2017, or at a reconvened meeting if the meeting is postponed or adjourned.

All information in this circular is as of March 16, 2017 and all dollar amounts are in Canadian dollars, unless we note otherwise.

Contact us at the address or telephone number above for a copy of our financial statements and management's discussion and analysis (MD&A) for the year ended December 31, 2016. You will find financial information about Pembina in our comparative annual financial statements and MD&A for our most recently completed financial year. You can also find these documents and other important information about Pembina on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

This circular contains forward-looking statements and information that are based on our current expectations, estimates, projections and assumptions in light of experience and our perception of historic trends. These statements involve known and unknown risks, and actual results may differ materially from those expressed or implied by these forward-looking statements. In particular, this circular contains forward-looking statements about planned changes to compensation, succession plans, corporate strategy and projects. Please see Forward-Looking Statements & Information in the MD&A for more information about assumptions and risks involved in making the forward-looking statements. These statements are only as of the date of this circular. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, except as required by law.

In this circular, we also use certain financial measures that are not defined by generally accepted accounting practices (GAAP). Please see "About non-GAAP measures" on page 84 for more information about these measures and why they are used.

2016 awards and achievements

•	United Way President’s Award
•	2016 Alberta’s Top 70 Employers by Canada’s Top 100
•	2016 Aon Best Employer, Gold Category
•	Shortlisted for Canada’s 10 most admired corporate cultures
•	Shortlisted for Alberta Business Award of Distinction
•	Shortlisted for Calgary United Way’s Award of Excellence (over 500 employees); People Power (Shawn Davis)
•	Company-wide contribution to the United Way $3,331,807

Pembina Pipeline Corporation • Management information circular	2

1. About voting

Quorum

According to our by-laws, we must have at least two persons present, holding or representing at least 25 percent of our outstanding common shares, for the meeting to proceed. Otherwise, the meeting will be adjourned to a set time and place and no business will be transacted.

About voting results

We will post the voting results on our website (www.pembina.com) and file them on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) as soon as possible following the meeting.

Who can vote

You can vote at our annual meeting if you held Pembina common shares at the close of business on March 16, 2017, even if you sold your shares after this date.

You are not allowed to vote if you acquired your shares after the record date, unless you ask us to include your name in the list of voting shareholders at least two days before the meeting (or later if the chair of the meeting allows it), and provide adequate evidence that you own the common shares.

Shareholders are entitled to one vote per common share they hold on a poll vote or ballot at the meeting. If a poll vote is not completed, all votes will be decided by a show of hands, with every eligible person present entitled to one vote.

We are authorized to issue an unlimited number of common shares. As at March 16, 2017, we had 399,927,191 common shares issued and outstanding. Our outstanding common shares are listed and trade on the Toronto Stock Exchange (TSX: PPL) and the New York Stock Exchange (NYSE: PBA).

To the best of our knowledge, no person beneficially owns, controls or directs, directly or indirectly, more than 10 percent of our common shares.

Proxy solicitation

Management is soliciting your proxy for the meeting. Management may use the service of external proxy solicitors and you may be contacted by Pembina employees or an external proxy solicitor, by mail, by telephone or by personal interview. This year, Kingsdale Advisors is providing governance, strategic shareholder advisory and potential proxy solicitation services. We have paid them an aggregate of approximately $30,000 for this work. Pembina will pay all costs related to producing and mailing this circular and other meeting materials, and for soliciting your proxy.

How to vote

You can vote your common shares by proxy (by appointing someone – a proxyholder – to represent you), or by attending the meeting and voting in person. The rules for voting depend on whether you are a registered shareholder or a beneficial shareholder.

Registered shareholders

You are a registered shareholder if you have share certificates in your name. Registered holders can vote their shares in person at the meeting, or by proxy.

Registered shareholders can vote by proxy in one of three ways:

•	using a touchtone phone (call 1.866.732.VOTE (8683) toll-free and follow the instructions). You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a shareholder on the telephone voting system;
•	over the internet by going to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a shareholder on the voting website; or
•	by mail by completing the enclosed proxy form, signing and dating it and returning it in the enclosed envelope.

Computershare Trust Company of Canada (Computershare) is our transfer agent. Computershare must receive your completed proxy form at least 48 hours before the meeting (not including Saturdays, Sundays or holidays).

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The chair of the meeting can waive or extend the time limit for receiving proxy forms without notice, at his or her discretion.

Beneficial shareholders

You are a beneficial shareholder if your shares are registered in the name of a nominee, like your bank, trust company, securities broker, trustee or other institution. The majority of our common shares are held by beneficial shareholders.

If you are a beneficial shareholder, you must send your voting instructions to your nominee who will vote for you. You will receive a request for voting instructions for the number of shares held for your benefit. Follow the instructions on the voting instruction form and send your voting instructions to your nominee. If you are a beneficial shareholder, you will likely have an earlier deadline for the return of your voting instructions, so be sure to send them right away to allow enough time for your nominee to receive the information and then send it to Pembina before the proxy cut-off.

Most nominees delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions Inc. (Broadridge). Broadridge usually mails a scannable voting instruction form that is to be completed and returned to them by mail or fax. You can also call a toll-free phone number or access Broadridge's dedicated voting website to submit your voting instructions. Broadridge tabulates the results of all the instructions it receives and presents this information at the meeting.

If you received voting materials from a company other than Broadridge, you need to complete and return the form following the instructions they have provided.

We use Broadridge to send proxy-related materials to non-objecting beneficial owners of our common shares. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.

If you want to attend the meeting and vote your shares in person, print your own name as the proxyholder on the proxy or voting instruction form and return it in the envelope provided or as otherwise instructed on any voting instruction form. Do not complete the rest of the form or mark your voting instructions on the form, because your vote will be taken at the meeting.

Kingsdale Advisors may contact beneficial Pembina shareholders to assist them with conveniently voting their shares directly over the phone, using the Broadridge QuickVote™ service if available.

Where to go with questions:

If you have any questions about the meeting or need help voting your shares, please contact our investor relations group:

•	by phone:	1-855-880-7404
•	by email:	investor-relations@pembina.com

About your proxyholder

The executive officers named on the proxy form have agreed to serve as your proxyholder and will vote your shares according to your instructions. If you do not specify your voting instructions, they will vote your shares for each item of business at the meeting.

You have the right to appoint someone else to be your proxyholder and act on your behalf at the meeting. The person you appoint does not have to be a Pembina shareholder. Simply print his or her name in the blank space provided on the enclosed proxy form, or use the internet (www.investorvote.com).

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Your proxyholder must vote your shares according to your instructions. If you appoint someone else to be your proxyholder and do not give them specific voting instructions, they can vote as they see fit using their best judgment.

If there are changes to the items of business or other matters that are properly brought before the meeting, your proxyholder can use their discretion and vote as they see fit. As of the date of this document, we do not anticipate any changes or other matters to be brought before the meeting.

Changing your vote

If you are a registered shareholder, you can revoke a proxy form you previously submitted by sending us a revocation notice in writing from you, or an attorney you have given written authorization to. If the shareholder is a corporation, the change must be made under the corporation’s corporate seal or by an authorized officer or attorney. The written notice must be delivered to our head office before 4:30 p.m. (Calgary time) on the last business day before the meeting, or to the chair of the meeting before the start of the meeting. You can also revoke your proxy in any other way the law allows.

If you are a beneficial shareholder, you may revoke voting instructions you previously submitted. If you wish to revoke your voting instructions, contact your nominee to revoke your voting instructions.

Pembina Pipeline Corporation • Management information circular	5

2. Business of the meeting

Our 2017 annual meeting of shareholders will cover six items of business:

1.	Receive our financial statements and auditors' report

You have received our consolidated financial statements for the year ended December 31, 2016 and the auditors' report, which are included in our 2016 annual report, if you requested a copy. Copies will be available at the meeting, and on our website (www.pembina.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov), or you can request a copy from our Investor Relations department.

2.	Elect the directors

Our articles state that the board must have between five and 13 directors. This year, 10 directors are nominated for election to the board.

You will vote on electing 10 directors to the board:

1.	Randall J. Findlay (chair)	6.	David M.B. LeGresley
2.	Anne-Marie N. Ainsworth	7.	Robert B. Michaleski
3.	Michael H. Dilger	8.	Leslie A. O'Donoghue
4.	Lorne B. Gordon	9.	Bruce D. Rubin
5.	Gordon J. Kerr	10.	Jeffrey T. Smith

All of the nominated directors, except for Mr. Rubin, currently serve on our board. The director profiles starting on page 9 give you detailed information about their skills and experience, their 2016 attendance record, share ownership and other public company directorships.

Directors will serve until the next annual meeting, or until their successors are elected or appointed.

The proxy form allows you to vote for all of the nominated directors, vote for some of them and withhold your vote for others, or withhold your vote for all of them. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for all of our nominated directors.

3.	Appoint our auditors

You will vote on appointing our external auditors. The audit committee and the board propose that KPMG LLP, Chartered Professional Accountants (KPMG) be appointed as auditors and serve until the next annual meeting. The audit committee will recommend KPMG's compensation to the board for its review and approval.

KPMG have been Pembina's auditors since September 1997. The table below shows the fees billed by KPMG for the fiscal years ended December 31, 2015 and 2016.

	2015 ($)	2016 ($)
Audit fees Fees for auditing our annual financial statements, reviewing our quarterly financial statements, and services related to statutory and regulatory filings. 2016 fees include an additional cost for four prospectus supplements in relation to the offerings of preferred shares, common shares and medium term notes, and associated French translations. 2015 fees included an additional cost for our base shelf prospectus and six prospectus supplements.	1,890,550	2,067,100
Audit-related fees Fees for assurance and related services that are not related to the audit or review of our financial statements. Both years also included fees for the pension plan audit.	30,000	30,000

Pembina Pipeline Corporation • Management information circular	6

	2015 ($)	2016 ($)
Tax fees Fees for tax compliance of $190,050 (2015: $94,694) and tax advice and tax planning of $449,868 (2015: $706,075) provided by the auditors' tax division, other than tax services related to the audit. Both years also included tax consultation and compliance fees incurred for preparing and filing tax returns for our subsidiaries. KPMG also billed $92,415 in 2017 for tax fees related to these matters.	800,769	639,918
All other fees Fees for other products and services provided by the auditors not described above.	-	-
Total fees	2,721,319	2,737,018

The board recommends you vote for appointing KPMG as our auditors until the close of our next annual meeting of shareholders. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for the appointment of KMPG LLP as our auditors.

4. Approve an increase to the number of shares reserved for issuance under our stock option plan

We are recommending an increase in the number of common shares reserved for issuance under our stock option plan. We last increased the share reserve in 2015. We need to increase the shares available by 15,000,000 shares to make sure there are enough available to grant awards to all eligible participants. A summary of the material terms of our stock option plan can be found on page 80, and the full text can be found under our profile on SEDAR at www.sedar.com.

This change may increase dilution. The table below shows the common shares available under the stock option plan as of March 16, 2017, before and after the proposed increase. As of March 16, 2017, there were also 136,895 common shares issuable on the exercise of outstanding options granted under the fund option plan, which was closed in 2010 (see page 83). If the increase is not approved, the stock option plan will continue unamended and we will likely have enough shares available for grant awards, at current grant rates, for approximately one year. Currently issued and outstanding options will not be affected.

	Common shares issuable on the exercise of outstanding stock options	Common shares available for future awards (excludes shares previously issued pursuant to options)	Total
Currently approved	15,466,436	5,620,929	21,087,365
Proposed increase	n/a	15,000,000	15,000,000
Total	15,466,436	20,620,929	36,087,365
Percentage of outstanding common shares (non-diluted)	3.9%	5.2%	9.0%

The TSX has conditionally approved the increase as long as certain conditions are met including, among other things, that a majority of not less than 50 percent plus one of the votes cast by shareholders present in person or voting by proxy at the meeting approve this resolution.

You will be asked to consider, and if deemed advisable, approve the following resolution:

RESOLVED as an ordinary resolution that:

1.   An additional 15,000,000 common shares in the capital of Pembina Pipeline Corporation ("Pembina") be and are hereby reserved for issuance pursuant to the stock option plan of Pembina (for a total maximum amount of common shares reserved for issuance pursuant to such stock option plan of 38,000,000 common shares), substantially as set out in the Management Information Circular of Pembina dated March 16, 2017 and the issuance of the additional 15,000,000 common shares pursuant to the stock option plan along with the amendment of such plan as required to reflect such increase be and are hereby authorized and approved.

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2.   All existing stock options shall be subject to the provisions of the amended stock option plan.

3.   The board of directors of Pembina may revoke this resolution before it is acted upon, without further approval of the shareholders of Pembina.

4.   Any one or more directors or officers of Pembina are hereby authorized to execute and deliver, whether under corporate seal or otherwise, any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

We recommend you vote for the ordinary resolution to approve and adopt the increase to the number of common shares reserved for issuance under our incentive stock option plan. Unless instructed otherwise, the persons named in the proxy will vote for the approval and adoption of the increase to the number of shares reserved for issuance under the stock option plan.

5.	Vote on our approach to executive compensation

You will vote on our approach to executive compensation.

A key principle underlying executive compensation at Pembina is 'pay for performance'. We believe that linking compensation to strategy and corporate performance helps us attract and retain excellent people and motivates them to focus on our success. You will find a detailed discussion of our executive compensation program beginning on page 52 of this circular.

The board gives shareholders the opportunity every year to vote for or against our approach to executive compensation (to have a say on pay). This is an advisory vote, so the results will not be binding on the board. The board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation.

In 2016, our executive compensation approach was supported by 94.68% of our shareholders votes on our say on pay resolution.

You will be asked to consider, and if deemed advisable, approve the following non-binding resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Pembina Pipeline Corporation (Pembina), that the shareholders of Pembina (shareholders) accept the approach to executive compensation disclosed in Pembina's Management information circular delivered in advance of the 2017 annual meeting of shareholders.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. The board recommends you vote for this resolution. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for our approach to executive compensation as described in this circular.

6.   Other business

You (or your proxyholder) will vote on any other items of business that may be properly brought before the meeting. As of the date of this circular, we are not aware of any other matters to be brought before the meeting.

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3. About the nominated directors

The following profiles tell you about the nominated directors' background and experience, independence, meeting attendance, share ownership and other public company boards they serve on. All information is as of December 31, 2016 unless indicated otherwise. Each of the nominated directors is willing and able to serve on the board until the next annual meeting of shareholders.

An overview of the nominated directors

To ensure strong stewardship, the board needs to operate independently, have a good mix of relevant skills and experience, including industry knowledge and experience, a mix of age ranges and tenure, sufficiently diverse opinions to support balanced discussion and debate, and a manageable board size to facilitate productive discussion and decision-making. We believe the nominated group meets all of these requirements. For more information about our directors, see About the board of directors on page 25.

Independence (see page 25)

At the date of the meeting, nine of the 10 nominated directors (90 percent) will be independent. Mr. Dilger is not independent because he is Pembina's President and CEO. The board has reviewed the independence and qualifications of the non-management directors and has recommended their nomination.

Our policy on majority voting

The board has a majority voting policy for directors that requires individual voting for each director. Each director must receive a majority of the votes cast for their election, or they must resign immediately following the meeting. If a nominated director does not receive a majority of votes, the governance and nominating committee will promptly consider the resignation and recommend to the board the action to be taken. The director does not participate in these discussions.

The board will consider the committee's recommendation and, within 90 days of the meeting, will accept the resignation unless there are exceptional circumstances. It will announce this decision in a news release.

If the board accepts the resignation, it can appoint a new director, call a special meeting of shareholders to vote for other candidates or leave the position vacant until the next annual meeting (if corporate law allows).

Our majority voting policy does not apply if a director election is contested.

	FOR	WITHHELD
A. Ainsworth	99.57%	0.43%
G. Billing	96.83%	3.17%
M. Dilger	99.38%	0.62%
R. Findlay (chair)	98.18%	1.82%
L. Gordon	95.48%	4.52%
G. Kerr	81.06%	18.94%
D. LeGresley	98.98%	1.02%
R. Michaleski	99.24%	0.76%
L. O'Donoghue	96.87%	3.13%
J. Smith	99.62%	0.38%

2016 director voting results

The table to the right shows the voting results for the nominated directors who stood for election at our 2016 annual meeting of shareholders.

Director share ownership

The director profiles that follow also show each director’s holdings of Pembina common shares and deferred share units (DSUs) as of December 31, 2016. The values are based on $41.96, the closing price of our common shares on the TSX on December 30, 2016, unless otherwise noted. As at December 31, 2016, non-management directors as a group beneficially owned, directed or controlled 1,096,519 common shares and 65,777 DSUs totaling $48,771,715.76 (using the U.S. to Canadian exchange rate on December 30, 2016 for

Ms. Ainsworth's holdings).

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Randall J. Findlay (67) | Independent

Mr. Findlay is a corporate director. He was the President of Provident Energy Trust from 2001 until his retirement in 2006. He was a director of Provident from 2001 to 2012. Prior to that he served in various executive positions for 30 years in the oil and gas industry, including senior positions at NOVA Corporation and TransCanada Pipelines.

Mr. Findlay sits on the board of several public and private companies. He is also past chair of the Alberta Children's Hospital Foundation.

Mr. Findlay is a professional engineer and has a Bachelor of Applied Science in chemical engineering from the University of British Columbia and is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

Chair

Director since March 2007

Calgary, AB

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance[1]
Board of directors (chair)	8 of 8 meetings	100%
Governance and nominating committee	3 of 3 meetings	100%
Major capital projects committee[2]	3 of 3 meetings	100%

[1]	Mr. Findlay attended all audit and human resources and compensation committee meetings in 2016 in his capacity as chair of the board.

[2]	The major capital projects committee was discontinued effective February 2017. See page 39.

Other public company boards and committee memberships [3,4]
HNZ Group Inc. | TSX	Compensation, corporate governance and nominating, audit
Superior Plus Corp. | TSX	Governance and nominating, audit

[3]	Mr. Findlay was a director of Wellpoint Systems Inc. (a TSX Venture Exchange listed company) from June 2008 until January 31, 2011. Wellpoint Systems Inc., which supplied software to the energy industry in Canada, the U.S. and internationally, was placed into receivership by two of its lenders on January 31, 2011.

[4]	Mr. Findlay was a director of Spyglass Resources Corp. (a TSX listed company) from March 2013 until May 13, 2015. Spyglass Resources Corp. was placed into receivership by a syndicate of its lenders on November 26, 2015. Spyglass Resources Corp. was an intermediate oil and gas exploration and production company.

Securities held
Common shares	Deferred share units[5]	Total value	Meets share ownership guidelines (including 50% common shares)
136,299	7,583	$6,037,288.72	yes

Convertible debentures[6]
Series F	$200,000

Class A preferred shares
Series 1	5,000

[5]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 48 for more information).

[6]	Series F debentures may be converted at $29.53 per share for each $1,000 of principal converted before December 31, 2018.

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Anne-Marie N. Ainsworth (60) | Independent

Ms. Ainsworth was President and CEO of the general partner of Oiltanking Partners, L.P. and Oiltanking Holding Americas, Inc. from November 2012 to March 2014.

Ms. Ainsworth currently serves as a member of the board of directors of Archrock, Inc. and Kirby Corporation.

Ms. Ainsworth has extensive experience in the oil industry and has held several senior management positions. From November 2009 to March 2012, she was Senior Vice President of refining at Sunoco Inc. and previously worked for Motiva Enterprises, LLC, where she was the general manager of the Motiva Norco Refinery in Norco, Louisiana from 2006 to 2009. Prior to joining Motiva, Ms. Ainsworth was director of management systems and process safety at Shell Oil Products U.S. from 2003 to 2006 and Vice President of technical assurance at Shell Deer Park Refining Company from 2000 to 2003.

Ms. Ainsworth graduated from the University of Toledo with a Bachelor of Science in chemical engineering. She holds a Master of Business Administration from Rice University, where she served as an adjunct professor from 2000 to 2009.

Director since October 2014

Houston, Texas

USA

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance
Board of directors	8 of 8 meetings	100%
Audit committee	4 of 4 meetings	100%
Health, safety and environment committee	4 of 4 meetings	100%

Other public company boards and committee memberships
Archrock, Inc. | NYSE	Audit
Kirby Corporation | NYSE	Audit

Securities held
Common shares	Deferred share units[1]	Total value[2]	Meets share ownership guidelines (including 50% common shares)
19,018 (NYSE)	4,036	$969,121.44	yes

[1]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 48 for more information).

[2]	Based on US$31.32, the closing price of our common shares on the NYSE on December 30, 2016 and an exchange rate of 1.3427 as at December 30, 2016.

Pembina Pipeline Corporation • Management information circular	11

Michael (Mick) H. Dilger (54) | Non-independent

Mr. Dilger was appointed CEO of Pembina in January, 2014. Before that, he was Pembina’s President and Chief Operating Officer (February 2012 to December 2013), Chief Operating Officer (November 2008 to February 2012) and Vice President, Business Development (2005 to 2008).

Before joining Pembina, Mr. Dilger worked as a senior executive in various finance and business development positions in oil and gas and infrastructure companies, ranging from companies in the initial capitalization phase to subsidiaries of multi-national corporations, including NOVA Corporation and TransCanada PipeLines. His expertise includes corporate and strategic development, acquisitions and divestitures, and finance and business development.

Mr. Dilger has been a Chartered Accountant since 1989 and holds a Bachelor of Commerce degree from the University of Calgary and has a Chartered Accountant designation. He sits on the board of one publicly listed company, and the Canadian Energy Pipeline Association. He is a member of the Institute of Corporate Directors.

Director since January 2014

Calgary, AB

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance[1]
Board of directors	8 of 8 meetings	100%

[1]	Mr. Dilger attended all board meetings in 2016 as a director and CEO and all committee meetings in 2016 in his capacity as CEO.

Other public company boards and committee memberships
Trilogy Energy Corp. [2] | TSX	Environmental, health and safety (chair), audit

[2]	Mr. Dilger is unable to stand for re-election at the next shareholder meeting of Trilogy on May 9, 2017.

Securities held
Common shares	Restricted share units[3]	Total value	Meets share ownership guidelines (including 50% common shares)
240,000	7,095	$10,368,106	yes

Options	617,591

[3]	Mr. Dilger is not entitled to deferred share units issued under our deferred share unit plan. Restricted share units include units issued under our share unit plan (see Director compensation on page 48 for more information). Mr. Dilger is also entitled to performance share units as Pembina's President and CEO (see Executive compensation on page 52 for more information).

Pembina Pipeline Corporation • Management information circular	12

Lorne B. Gordon (71) | Independent

Mr. Gordon is an independent businessman who served as the Vice-Chairman of Coril Holdings Ltd. (a private investment and holding company) from 2004 to 2006 and as President and CEO from 1997 to 2004. Mr. Gordon was the President and CEO of Pembina Resources Limited from 1985 to 1993.

Until 2007, Mr. Gordon was a director of the privately held companies Mancal Corporation, Mancal Energy and Mancal Coal.

He is a past Chairman of the Canadian Petroleum Association, a founding member of the Board of Governors of the Canadian Association of Petroleum Producers, and a member of the Institute of Corporate Directors.

Mr. Gordon held his Chartered Accountant Designation from 1971 until 2000.

Director since October 1997 Calgary, AB Canada Experience Industry knowledge Major capital projects Safety, health and environment Human resources/compensation Financial Risk Corporate governance CEO

Board and committee membership and attendance
Board of directors	8 of 8 meetings	100%
Major capital projects committee (chair)[1]	3 of 3 meetings	100%
Health, safety and environment committee	4 of 4 meetings	100%
Human resources and compensation committee	4 of 4 meetings	100%

[1]	The major capital projects committee was discontinued effective February 2017. See page 39.

Other public company boards and committee memberships
–

Securities held
Common shares	Deferred share units[2]	Total value	Meets share ownership guidelines (including 50% common shares)
371,553	10,848	$16,045,545.96	yes

[2]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 48 for more information).

Pembina Pipeline Corporation • Management information circular	13

Gordon J. Kerr (63) | Independent

Mr. Kerr is a former President and Chief Executive Officer and director of Enerplus Corporation (a TSX and NYSE-listed company), a position he held from May 2001 until July 2013. He is also a past Chairman of the Canadian Association of Petroleum Producers, a former director of Deer Creek Energy Limited and Laricina Energy Ltd., and a past member of the Canadian Council of Chief Executives.

He has gained extensive management experience in leadership positions at various oil and gas companies since launching his career in 1979. He started his employment with Enerplus Corporation and its predecessor firms in 1996, and held positions of increasing responsibility, including the positions of Chief Financial Officer and Executive Vice President.

Mr. Kerr is a member of the Management Advisory Council of the Haskayne School of Business at the University of Calgary, and a member of the Institute of Corporate Directors.

Mr. Kerr graduated from the University of Calgary in 1976 with a Bachelor of Commerce degree. He received his Chartered Accountant designation and became a member of the Institute of Chartered Accountants of Alberta in 1979, and was appointed a Fellow of the Institute of Chartered Accountants of Alberta in 2011.

Director since January 2015

Calgary, AB

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance
Board of directors	8 of 8 meetings	100%
Audit committee	4 of 4 meetings	100%
Human resources and compensation committee	4 of 4 meetings	100%

Other public company boards and committee memberships[1]
–

[1]	Mr. Kerr was a director of Laricina Energy Ltd., a private company, until February 5, 2016. Laricina Energy Ltd. was subject to proceedings under the Companies Creditors Arrangement Act in 2015. On February 1, 2016, the proceedings were conditionally discharged.

Securities held
Common shares	Deferred share units[2]	Total value	Meets share ownership guidelines (including 50% common shares)
8,400	10,089	$775,798.44	yes

Class A preferred shares
Series 7	6,000

[2]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 48 for more information).

Pembina Pipeline Corporation • Management information circular	14

David M.B. LeGresley (58) | Independent

Mr. LeGresley is a corporate director. He has extensive experience in the financial services industry, including as a senior executive at National Bank Financial for 12 years, in several roles including Head of Corporate and Investment Banking, and most recently Vice Chair (2006 to 2008). Prior to that, he held investment banking positions at Salomon Brothers Canada and CIBC Wood Gundy.

Mr. LeGresley currently chairs the board of directors of Equitable Group Inc. (Equitable Bank, a TSX-listed company) and is a director of Woodland Biofuels Inc.

He received a Bachelor of Applied Science in Engineering from the University of Toronto and a Master of Business Administration from Harvard Business School. Mr. LeGresley is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

Director since August 2010 Toronto, ON Canada Experience Engineering/operational Human resources/compensation Investment banking Financial Risk Corporate Governance

Board and committee membership and attendance
Board of directors	8 of 8 meetings	100%
Audit committee (chair)	4 of 4 meetings	100%
Governance and nominating committee	3 of 3 meetings	100%

Other public company boards and committee memberships
Equitable Group Inc. | TSX	Board chair

Securities held
Common shares	Deferred share units[1]	Total value	Meets share ownership guidelines (including 50% common shares)
56,259	10,886	$2,817,404.20	yes

[1]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 48 for more information).

Pembina Pipeline Corporation • Management information circular	15

Robert B. Michaleski (64) | Independent

Mr. Michaleski was the CEO of Pembina from January 2000 to December 31, 2013. Until February 15, 2012 he also served as President. He is currently a director of one private company and two TSX-listed companies.

Mr. Michaleski has served Pembina in various senior management and executive capacities for over 30 years. He was appointed controller in 1980 and Vice President, Finance in 1992. In connection with Pembina's initial public offering in October 1997, he was named Vice President, Finance and Chief Financial Officer.

Mr. Michaleski holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba. He received his Chartered Accountant designation in 1978. He is a member of the Institute of Corporate Directors.

Director since January 2000

Calgary, AB

Canada

Experience

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Corporate governance

Risk

CEO

Board and committee membership and attendance
Board of directors	8 of 8 meetings	100%
Health, safety and environment committee	4 of 4 meetings	100%
Major capital projects committee[1]	3 of 3 meetings	100%

[1]	The major capital projects committee was discontinued effective February 2017. See page 39.

Other public company boards and committee memberships
Essential Energy Services Ltd. | TSX	Audit, compensation and governance
Vermilion Energy Inc. | TSX	Audit

Securities held
Common shares	Deferred share units[2]	Total value	Meets share ownership guidelines (including 50% common shares)
464,732	4,971	$19,708,737.88	yes

[2]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 48 for more information).

Pembina Pipeline Corporation • Management information circular	16

Leslie A. O'Donoghue (54) | Independent

Ms. O'Donoghue has been Executive Vice President, Corporate Development & Strategy & Chief Risk Officer at Agrium Inc. (a retail supplier of agricultural products and services and a producer and marketer of agricultural nutrients and industrial products), a TSX and NYSE listed company, since October 30, 2012. She was formerly Executive Vice President, Operations of Agrium (2011 to 2012) and Chief Legal Officer and Senior Vice President, Business Development of Agrium (1999 to 2011).

Before joining Agrium in 1999, Ms. O'Donoghue was a partner in the national law firm Blake, Cassels & Graydon LLP.

Ms. O'Donoghue holds a Bachelor of Economics from the University of Calgary and Bachelor of Laws from Queen’s University. She was admitted to the Alberta Bar in 1989. She is a member of the Institute of Corporate Directors.

Director since December 2008

Calgary, AB

Canada

Experience

Engineering/operational

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Government relations

Corporate governance

Board and committee membership and attendance
Board of directors	8 of 8 meetings	100%
Governance and nominating committee (chair)	3 of 3 meetings	100%
Human resources and compensation committee	4 of 4 meetings	100%

Other public company boards and committee memberships
–

Securities held
Common shares	Deferred share units[1]	Total value	Meets share ownership guidelines (including 50% common shares)
30,288	8,597	$1,631,614.60	yes

Class A preferred shares
Series 11	3,000

[1]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 48 for more information).

Pembina Pipeline Corporation • Management information circular	17

Bruce D. Rubin (60) | Independent

Mr. Rubin is an independent businessman. He has over 38 years of experience, including various executive and advisory positions and board memberships in the energy, refining and petrochemical sectors. He was CEO of Sunoco Chemicals and a Senior Vice President of Sunoco Inc., from 2008 until 2010, and held various other executive positions during a 32-year career with that company. Mr. Rubin was Braskem America's first CEO, and he served with Braskem America in an executive capacity from 2010 until 2013. He oversaw the successful transition of Sunoco Chemicals to Braskem America and supported the successful acquisition by Braskem America of Dow Chemicals' polypropylene business. Mr. Rubin is currently an advisor for Braskem America.

Mr. Rubin served on the board of directors of Sylvatex Inc. from 2012 to 2016, and currently serves on the board of DISA Global Solutions (a Court Square Capital Partners company). He is currently an advisor for Sylvatex Inc. and previously served as an Executive Advisor for Court Square Capital Partners from 2013 to 2015 as well as an Operating Advisor for The Carlyle Group from 2015 to 2017.

Mr. Rubin has a Master of Business Administration Degree from Widener University as well as a Bachelor of Sciences degree in Chemical Engineering from the University of Pennsylvania.

Director nominee

Swarthmore, Pennsylvania

USA

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Government relations

Corporate governance

CEO

Board and committee membership and attendance
Mr. Rubin has not been appointed to any committees as of the date hereof.

Other public company boards and committee memberships
-

Securities held
Common shares	Deferred share units[1]	Total value	Meets share ownership guidelines (including 50% common shares)
-	-	$-	n/a2

[1]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 48 for more information).

[2]	Mr. Rubin, if elected, will have five years from the date of his election on May 5, 2017 to meet the guidelines.

Pembina Pipeline Corporation • Management information circular	18

Jeffrey T. Smith (69) | Independent

Mr. Smith is an independent businessman and private investor with extensive experience in oil and gas operations, finance, mergers and acquisitions and governance, human resources, compensation, health and safety and environmental matters. He is also a director of NAL Resources Limited, an indirect wholly-owned subsidiary of Manulife Financial Corporation.

Mr. Smith's academic credentials include a Bachelor of Science (Geology) degree from the University of Ottawa. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and the Institute of Corporate Directors.

Director since April 2012

Calgary, AB

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance
Board of directors	8 of 8 meetings	100%
Health, safety and environment committee (chair)	4 of 4 meetings	100%
Governance and nominating committee	3 of 3 meetings	100%

Other public company boards and committee memberships[1]
–

[1]	Mr. Smith was a director of Spyglass Resources Corp. (a TSX listed company) from March 2013 until August 11, 2015. Spyglass Resources Corp. was placed into receivership by a syndicate of its lenders on November 26, 2015. Spyglass Resources Corp. was an intermediate oil and gas exploration and production company.

Securities held
Common shares	Deferred share units[2]	Total value	Meets share ownership guidelines (including 50% common shares)
9,970	8,767	$786,204.52	yes

Class A preferred shares
Series 5	4,000

[2]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 48 for more information).

Pembina Pipeline Corporation • Management information circular	19

4. Governance

Strong stewardship and governance are essential to operating our business effectively, and we maintain high standards of governance and ethics throughout our business. We believe good governance is important for our shareholders, our employees, all stakeholders and for Pembina.

Our governance practices meet or exceed legal and stock exchange requirements that apply to us. We also regularly benchmark ourselves against our peers to make sure we are following best practices. Since our move to the TSX 60 in April 2014, we have increased our focus on ensuring our practices are aligned with our TSX 60 peer group.

Policies, standards and practices

A variety of policies, programs and practices establish our governance framework. Many of them, including our code of ethics and our whistleblower policy, are available in the governance section of our website (www.pembina.com). Directors, officers and employees must sign an acknowledgement every year that they have read and understand our code of ethics, whistleblower policy and other policies, will review all updates, and will comply with them at all times.

Governance guidelines

Our board and management operate under governance guidelines, which outline our emphasis on:

•	enhancing and preserving value;
•	protecting dividends;
•	meeting our obligations to all stakeholders; and
•	operating in a safe, reliable and environmentally responsible way.

Our governance guidelines set out our commitment to principles of good governance.

Board independence	✓	an independent chair of the board
	✓	majority of the board must be independent
	✓	regular in camera meetings without management and without non-independent directors
Board diversity	✓	commitment to diversity by gender, age, skills and geographic location
Board effectiveness	✓	formal process for nominating directors and succession planning
	✓	ongoing director orientation and director education program
	✓	clearly established and distinct roles of board members and senior management
	✓	commitment to maintaining dialogue between management and directors
	✓	ability of the board and board committees to seek independent advice as appropriate
	✓	formal board assessment and peer review process
Integrity and ethical conduct	✓	commitment to ensuring the integrity of internal controls and public disclosure
	✓	monitoring of overboarding, board interlocks, and other potential conflicts of interest
	✓	established equity ownership requirements for directors
	✓	formal policy on majority voting
Organizational effectiveness	✓	requirement of board to oversee corporate strategy and manage organizational risks

Pembina Pipeline Corporation • Management information circular	20

Code of ethics

One of our most valuable assets is our reputation as a reliable and responsible energy services provider with consistent financial performance and long-term financial stability. Fostering a culture that promotes integrity and ethical conduct is key to maintaining this reputation.

All employees, officers and directors of Pembina are governed by a code of ethics that sets out principles for ethical conduct in the following areas:

•	conflicts of interest;
•	business relationships and fair dealing;
•	compliance with the law;
•	health, safety and environmental matters;
•	integrity of financial information;
•	disclosure and insider trading;
•	stakeholder and public relations;
•	privacy and confidentiality;
•	protecting our assets and records;
•	entertainment, gifts and other payments;
•	workplace environment and relationships; and
•	reporting responsibilities and procedures.

Compliance is mandatory and everyone has a responsibility to report violations of the code. Violations can result in disciplinary action, including dismissal.

The board is responsible for establishing procedures for monitoring compliance with the code and does so through a combination of periodic reports from management, our annual certification process, as well as through our whistleblower policy. No aspect of the code can be waived unless it is approved by the board and properly disclosed, as required by the laws and regulations that apply to us. The board has not waived any aspect of the code since it was implemented in 2005, and no material change reports related to the conduct of any director or executive officer have been filed (which would generally be required for conduct that would constitute a material departure from the code).

Whistleblower policy

We updated our whistleblower policy in November 2015, including introducing a whistleblower line that allows people to report anonymously by telephone or the internet, at any time.

Pembina has built its reputation over 60 years as a result of our strong record of safe, reliable and environmentally responsible operations. The whistleblower policy is designed to help us uphold this reputation and maintain public confidence by encouraging employees, consultants, contractors, agents and other stakeholders to act responsibly and report possible unethical practices without fear of discrimination, retaliation or harassment. The whistleblower policy includes examples of activities that should be reported, and the process whistleblowers should follow to file a confidential report.

Disclosure policy

Pembina is committed to providing material information to shareholders and the public in a timely, accurate and balanced fashion. We have a disclosure policy that applies to all directors, officers, employees and any other person authorized to speak on our behalf that sets out our procedures for timely dissemination of material information to the public. We also have a disclosure committee made up of senior officers and others who are responsible for reviewing all disclosure before it is released publicly. We regularly review our disclosure policy and update it as appropriate.

Pembina Pipeline Corporation • Management information circular	21

Other policies

The following policies guide our operations and business activities and how we interact with each other and our external stakeholders:

•	health, safety and environment policy;
•	respectful workplace policy;
•	insider trading and reporting policy;
•	aboriginal relations policy;
•	security management policy;
•	market risk policy;
•	counterparty risk management policy;
•	enterprise risk management policy;
•	alcohol and drug policy; and
•	employee privacy policy.

The board has also adopted independence standards and a diversity policy for directors and a clawback policy for all executive officers (see Diversity on page 29 and Managing compensation risk on page 45 for more information).

The board’s mandate

You can find a copy of the board’s mandate on our website (www.pembina.com).

The board of directors oversees our business, provides guidance to management, monitors management’s activities and sets corporate policy. The board is also responsible for developing our approach to corporate governance, including policies, standards and practices that ensure we operate ethically and meet or exceed the laws and regulations that apply to us. The board's mandate sets out specific matters that must be approved by the full board. All significant operational, governance, financial decisions and strategies that could affect our shareholders are reviewed by the board.

The board’s mandate includes:

•	strategic planning;
•	risk management;
•	financial management and reporting;
•	compensation; and
•	succession planning.

The board fulfils its mandated duties directly and by delegating certain responsibilities to its four standing committees (see page 32 for information about the committees).

The board assesses the potential impact of every significant project against Pembina’s target corporate guardrails:

•	generate 80% of adjusted EBITDA[1] from fee-for-service business
•	maintain a strong BBB credit rating
•	maintain a strong customer base of 75% investment grade or secured
•	target a dividend payout ratio between 90-100% of fee-for-service business

1See About non-GAAP measures on page 84.

Strategic planning oversight

The board oversees the development and execution of our long range strategic plan and shorter term objectives and initiatives.

The board participates at least once a year in a dedicated strategy session with management that includes reviewing Pembina's current activities and future growth opportunities, including input from third-party advisors about industry or other trends and developments that may benefit us or pose a risk. The board approves our annual strategic plan and monitors performance against it throughout the year, based on quarterly updates and reports from management.

Risk management oversight

The board is responsible for overseeing risk management at Pembina. The board ensures it understands the principal risks of our business and assesses the balance between risk and potential return for Pembina and our shareholders to ensure our viability over the long term. To facilitate our risk review we have a risk management

Pembina Pipeline Corporation • Management information circular	22

committee made up of members of management, which meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities.

As part of its responsibility, the board makes sure we have:

•	an enterprise risk management (ERM) program, designed to identify and assess potential events that may affect our business, operations or results, and to manage risk factors within our risk appetite;
•	a risk management infrastructure/framework to respond to identified risks, and critical risk management policies and procedures, including risk response, controls, monitoring, mitigation and reporting to the board; and
•	specific management processes for addressing corporate, regulatory, securities and other compliance requirements.

Management reports periodically to the audit committee and board of directors about the risks that have been identified, and once a year presents a report to the audit committee and the board of directors that summarizes the risk management committee's review of risk identification, management and reporting, and any deficiencies identified. The governance and nominating committee reviews the risk oversight functions of the board and board committees to confirm that identified risk oversight is appropriately allocated.

Our 2016 ERM process identified the top 10 risks, potential impacts, mitigation strategies currently in place, and proposed additional mitigation approaches. After the 2016 process, we organized our risks into five broad categories. These are overseen by the board and its committees as follows:

Board/ board committee	Risk category it oversees	Specific risks identified
Board	All	Economic conditions and industry Laws and regulations Competition Growth Operational efficiency Third party infrastructure
Audit committee	Financial and technological	Economic conditions and industry Counterparty risk Market risk Growth Information security
Governance and nominating committee	Governance and regulatory	Laws and regulations
Human resources and compensation committee	Human resources	Operational efficiency
Health, safety & environment committee	Operational Health, safety and environment	Operational efficiency Third party infrastructure Asset performance

You can read more about the board committees starting on page 32.

Financial management and reporting

The board is responsible for:

•	approving our financial statements, accompanying MD&A and earnings press releases;
•	reviewing and overseeing compliance with the audit, accounting and financial reporting requirements that apply to our business;
•	approving our annual operating and capital budgets and financing plans and strategies; and
•	approving decisions to participate in the capital markets and all significant changes to our accounting policies and practices.

Pembina Pipeline Corporation • Management information circular	23

The board also makes sure we have a system for tracking and responding to complaints about accounting, internal accounting control or auditing matters, including anonymous complaints we may receive from employees or others. You can read about our whistleblower policy on page 21.

Compensation

The human resources and compensation committee reviews and recommends director and executive compensation at Pembina. You will find a full list of that committee's activities in 2016 starting on page 36.

Director compensation

The board is responsible for:

•	approving director compensation;
•	making sure director compensation is aligned with shareholder interests and adequately reflects the time commitment, scope of responsibilities, risks involved in being a director and market trends in director compensation;
•	working with the human resources and compensation committee to review from time to time the competitiveness of the compensation of our board members, board chair and committee chairs; and
•	working with independent external advisors that review compensation and benefits programs and provide objective advice.

Executive compensation

All decisions about compensation of the CEO and other senior executives must be approved by the board.

The board works with the human resources and compensation committee and independent advisors retained by the human resources and compensation committee, to determine compensation for our CEO and other senior executives, including variable compensation.

You can read more about our approach to compensation governance and how we compensate our directors and executives beginning on page 40 and the role and responsibilities of the human resources and compensation committee on page 44.

Executive succession planning

The board has developed position descriptions for the CEO, CFO and corporate secretary, outlining the scope and responsibilities of each role.

The board is responsible for evaluating and appointing the CEO and other members of senior management, and for approving the management succession process. It reviews succession plans for the CEO and other members of the executive, taking into consideration recommendations by the human resources and compensation committee. There are also development plans in place for all employees who are potential successors to the executive team.

The executive team periodically reviews their succession plans, identifies employees with high potential and makes sure employee development is progressing as planned. The CEO meets with the human resources and compensation committee at least once a year to discuss the succession plan, review succession candidates for the CEO position, as well as senior management and other strategic positions, and prepare development plans for possible successors. In addition, emergency successors have been identified for each executive position and are reviewed annually.

Leadership diversity and development

The executive team and the board are mindful of the importance of management diversity, and consider diversity, among other factors, in succession planning. There is an established target for women in management contained in our employment equity plan, which complies with the requirements of the Employment Equity Act and is submitted to the federal government.

Women are currently well represented in management, representing approximately 30%, which is higher than the Alberta mining and oil and gas extraction industry median in 2015 of 24.9% and the Alberta utilities industry median in 2015 of 23.8%. We also have two female executives (14 percent of our executive team). We continue to identify

Pembina Pipeline Corporation • Management information circular	24

female candidates for higher level executive positions, and with the increasing number of women in management, we are confident that our succession planning will lead to more women moving into executive positions.

Pembina is developing a community of extraordinary leaders to realize the company’s vision, and has recently introduced a Leadership Development Framework that will become an essential aspect of our succession planning process. The framework has four components: emerging leaders, leader essentials, core leadership and executive leadership. Programming focuses on Pembina’s core competencies: technical and business acumen, results orientation, people management, strategic management, collaboration and teamwork, communication skills, problem solving and decision making and personal characteristics and leadership skills. This program brings leaders across the company together to build relationships and share ideas, complementing on-the-job experience with formal and informal learning opportunities.

About the board of directors

We expect our directors to demonstrate the highest personal and professional ethics, integrity and values, and to represent the long-term interests of our shareholders.

Independence

Nine of the 10 nominated directors are independent, meaning they do not have a business or other relationship (direct or indirect) that could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests. Mr. Dilger is not independent because he is Pembina's President and CEO.

The board assesses the independence of directors annually using independence criteria that meet or exceed the following standards:

•	National Policy 58-201 – Corporate Governance Guidelines;
•	National Instrument 52-110 – Audit Committees;
•	U.S. Securities and Exchange Commission rules and regulations;
•	Sarbanes-Oxley Act of 2002; and
•	New York Stock Exchange (NYSE) rules.

This is described in detail in our Standards for Director Independence, which you can find on our website (www.pembina.com).

In camera sessions

The board meets in camera at each meeting to facilitate regular, open and candid discussion among the independent directors without management present, and also without the non-independent directors (if there are any).

In 2016, our independent directors met separately at every board meeting.

About the chair of the board

The chair of the board is appointed by the directors for a term of one year. Our intent is to have an independent chair unless it is in the best interests of the company to appoint a chair who is not independent. The roles of chair of the board and CEO have been separate since we went public in 1997. Our current chair, Randall J. Findlay, is independent.

The board has developed a position description for the chair of the board and the committee chairs, outlining the scope and responsibilities of those roles. Committee chairs lead their committee and report to the board. The chair reports to the board and our shareholders and works with the CEO to make sure we fulfill our responsibilities to shareholders, employees, partners, governments and the public.

The chair is expected to provide leadership to the board and foster effective, responsible decision-making, including overseeing board direction and administration, board and individual director effectiveness.

The chair of the board, in conjunction with the governance and nominating committee, also selects the chair of each committee.

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Serving on other boards

We recognize the significant commitment involved in serving on a board and the value and experience gained from serving on other boards. None of our directors serve on more than two other public company boards and none of them currently sit together on another company board.

The governance and nominating committee has reviewed the boards our directors currently serve on, and has determined that they do not affect the board’s independence or its ability to operate effectively.

In 2017, we updated our governance guidelines to reflect evolving trends in public board directorship commitments. Mr. Dilger, who is a director and our CEO, and other directors who hold executive offices with public companies, can serve on one public company board in addition to Pembina's. All other directors can serve on up to four public company boards in total (including Pembina's). Directors who want to serve on the board, or as an executive, of another publicly traded company must notify the chair of our governance and nominating committee before accepting the nomination or appointment. The chair of the governance and nominating committee, together with the board chair, will determine whether acceptance of such appointment would compromise the director's availability or capacity, or if there would be any apparent or actual conflict in accepting the appointment.

The board regularly reviews the directorships. If two or more directors serve together on another public company board, the board will review the situation and decide whether a director should continue to serve on our board. It may grant an exception in some circumstances.

Attendance and active participation

We expect all board and committee meetings to be conducted in a way that promotes open communication, meaningful participation and timely resolution of issues. Generally, directors can serve on a maximum of three committees so they can fully participate and meet their obligations to the board. All of our independent directors serve on two or three committees.

Directors are expected to attend all board meetings and all of their committee meetings unless there is an unavoidable conflict or other extenuating circumstances. Attendance is monitored by the governance and nominating committee and managed by the chair of the board. The table below summarizes meeting attendance of our directors in 2016.

			Committee meetings
	Board meetings		Audit	Governance	Human resources and compensation	Health, safety and environment	Major projects	Total committee meetings
R. Findlay[1]	8 of 8 (chair)	100%	4 of 4	3 of 3	4 of 4		3 of 3	6 of 6	100%
A. Ainsworth	8 of 8	100%	4 of 4			4 of 4		8 of 8	100%
G. Billing[2]	8 of 8	100%	4 of 4		4 of 4 (chair)			8 of 8	100%
G. Kerr	8 of 8	100%	4 of 4		4 of 4			8 of 8	100%
M. Dilger[3]	8 of 8	100%	4 of 4	3 of 3	4 of 4	4 of 4	3 of 3	18 of 18	100%
L. Gordon	8 of 8	100%			4 of 4	4 of 4	3 of 3 (chair)	11 of 11	100%
D. LeGresley	8 of 8	100%	4 of 4 (chair)	3 of 3				7 of 7	100%
R. Michaleski	8 of 8	100%				4 of 4	3 of 3	7 of 7	100%
L. O'Donoghue	8 of 8	100%		3 of 3 (chair)	4 of 4			7 of 7	100%
J. Smith	8 of 8	100%		3 of 3		4 of 4 (chair)		7 of 7	100%

1 Mr. Findlay attended all audit and human resources and compensation committee meetings in 2016 in his capacity as chair of the board.

2 Mr. Billing is not standing for re-election at the meeting and will be stepping down from the board effective on the meeting date.

3 Mr. Dilger attended all board meetings in 2016 as a director and CEO and all committee meetings in 2016 in his capacity as CEO.

Pembina Pipeline Corporation • Management information circular	26

Orientation and continuing education

The governance and nominating committee is responsible for approving the director orientation process and annual plans for director education and development.

Orientation

Our orientation manual for new directors includes the following items:

•	corporate governance guidelines;
•	board mandate;
•	committee charters;
•	terms of reference for directors;
•	position descriptions for the board chair, committee chairs and the executive officers;
•	key corporate policies; and

•  other relevant corporate and board information.

New directors attend orientation sessions to familiarize them with our business, significant risks and mitigation measures, our expectations, our corporate goals and objectives, and current business issues and opportunities.

The board has set the following priorities for continuing education in 2017:

•	cyber security;
•	facility security;
•	enterprise risk oversight;
•	board diversity;
•	shareholder activism and board-shareholder engagement;
•	director liability; and
•	commodity prices.

Continuing education

Directors have ongoing opportunities to increase their knowledge and understanding of our business, including:

•	Annual briefings – typically include reviews of the competitive environment, our five-year financial outlook, our performance relative to our peers, significant risks and mitigation measures and other developments that could materially affect our business. Briefings may include presentations by third-party consultants, such as financial advisors, pension experts and outside legal counsel as needed.
•	Corporate governance issues and trends – regular briefings on corporate governance developments and emerging best practices.
•	Industry and other issues and trends – presentations from time to time by external consultants about general industry trends or other topics of interest.

The corporate secretary maintains a list of all skill development and continuing education taken by the directors, which the governance and nominating committee reviews when building each year’s director education plan. The table below shows the director education program in 2016.

Date	Event	Presenter	Attendees
January 11	Activism in the U.S. and the role of private equity	Women Corporate Directors (J.P. Morgan Securities LLC)	A-M.N. Ainsworth
January 29	Propane dehydrogenation education session	K. Jagger	L.B. Gordon G.J. Kerr
February 4	Toronto governance summit	Kingsdale Advisors (formerly Kingsdale Shareholder Services)	L.A. O'Donoghue
February 17	Aboriginal law update	Blake, Cassels & Graydon LLP	G.J. Kerr
February 24	Polypropylene education session	J. Morales	All directors
February 24	Dodd Frank update/education	A. Foley (Paul, Weiss, Rifkind, Wharton & Garrison LLP)	All directors except R. B. Michaleski and L.A. O’Donoghue
Mar 3	Webinar – how boards get value from internal audit	Institute of Corporate Directors	R.J. Findlay
Mar 23	Duff & Phelps annual private capital conference	NGP Energy Capital Management, Morgan Stanley	A-M.N. Ainsworth
April 11	Panelist – risks and opportunities for U.S. fuels and petrochemical industries in current global market	American Institute of Chemical Engineers	A-M.N. Ainsworth
May 4	Pembina service unit capital project update	Various service unit leaders	All directors

Pembina Pipeline Corporation • Management information circular	27

Date	Event	Presenter	Attendees
May 4	Best in class internal audit	Ernst & Young LLP	All directors except R. B. Michaleski, L.A. O’Donoghue and L.B. Gordon
May 10	Energy course session guest lecturer	Haskayne School of Business	G.J. Kerr
May 17	Executive compensation seminar	Blake, Cassels & Graydon LLP	G.J. Kerr
June 1	Director/investor roundtable	Hugessen Consulting	R.J. Findlay
June 1-3	Institute of Corporate Directors Conference	Institute of Corporate Directors	G.J. Kerr R.J. Findlay
June 7	Incentive compensation – panelist	Hugessen Consulting	R.J. Findlay
June 8	Webinar – 2016 proxy season – key takeaways	Institute of Corporate Directors	R.J. Findlay
June 8	Presentation by Premier of Saskatchewan Brad Wall	Explorers and Producers Association of Canada	G.J. Kerr
June 21	Block chain technology presentation	HSBC	G.J. Kerr
August 3	Emergency preparedness & response	L. Lunt, M. Clough	All directors
August 3	Non-GAAP and other regulatory disclosure areas of focus (ASC/OSC/SEC)	KPMG LLP	R.J. Findlay D.M.B. LeGresley G.D. Billing A-M. Ainsworth G.J. Kerr
October 4	Energy update	First Energy Capital Corp.	G.J. Kerr
October 14	Propane dehydrogenation and polypropylene project education session (Crystal Ball)	K. Jagger	All directors
October 21-23	Director Education Program Module 1	Institute of Corporate Directors	G.J. Kerr
November 2	Director-Shareholder engagement	Kingsdale Advisors (formerly Kingsdale Shareholder Services)	L.A. O’Donoghue R.J. Findlay D.M.B. LeGresley J. Smith
November 2	NYSE listing review	C. Goldade	R.J. Findlay D.M.B. LeGresley G.D. Billing A-M. Ainsworth G.J. Kerr
November 9	U.S. Election Implications for Canada	School of Public Policy, University of Calgary	G.J. Kerr
November 29	Propane dehydrogenation and polypropylene project education session	K. Jagger	All directors
December 2-4	Director Education Module 2	Institute of Corporate Directors	G.J. Kerr
December 5	Assessing board effectiveness and planning for succession	Women Corporate Directors (Spencer Stuart)	A-M.N. Ainsworth
December 8	Aligning compensation with shareholder value – panel moderator	Institute of Corporate Directors	R.J. Findlay
December 13	Economic outlook presentation	Alberta Treasury Branch economist Todd Hirsch	G.J. Kerr

Conflicts of interest

Our directors must avoid conflicts of interest and abide by our code of ethics.

If a director or executive officer has a material interest in a potential transaction or agreement, he or she must report this to the board. Directors must have the governance and nominating committee’s approval before accepting a senior management or board position with another company. Directors who feel they might have a conflict of interest related to any matter the board is considering at a meeting must disclose the interest, refrain from voting on the matter and remove themselves from that portion of the meeting.

Pembina Pipeline Corporation • Management information circular	28

Nomination of new directors

The board reviews the composition of the board every year, considering diversity, specific skills, tenure and the experience required on the board. The board looks at director nomination dynamically, recognizing that the skills the board needs will change over time and as the company and the industry evolve. The goal is a board that is effective, experienced and well-balanced. The governance and nominating committee recommends new director candidates to the board for approval. The board proposes the final list of nominated directors to shareholders. The governance and nominating committee looks to a number of sources to identify new candidates, including outside search firms.

The board looks for directors who are inquisitive and objective, have practical wisdom and mature judgment. It ensures that the process is objective by taking into consideration any potential conflicts of interest and relationships between new directors and existing directors.

It looks at the competencies and skills of a potential candidate, including their education, communication and interpersonal skills, and relevant business, government and civic experience. It also considers the skills matrix of the current board to balance the qualities of new candidates with the composition and diversity of the board.

Finally, it considers whether the candidate is able to devote enough time to their duties as a director, and reviews and consults with the chair of the board and the CEO to gather their input before proposing a list of nominated directors to shareholders.

This year, we are excited to recommend Mr. Rubin for election to the board. In selecting Mr. Rubin, the governance and nominating committee and the board set up a thorough search process with the assistance of external recruitment professionals. Extensive interviews were conducted with multiple candidates and the board considered all relevant factors, with a focus on diversity. Mr. Rubin was selected as he possesses a mix of skills, experience and qualifications required on the board at this time. He will bring a wealth of relevant technical experience in the energy, refining and petrochemical sectors, and add to the geographical diversity of our board.

Diversity

The board recognizes the importance of director diversity, and in February 2015 formally adopted a written policy that serves as a framework for promoting diversity, including diversity of gender, age and geographic location.

While the selection of candidates for appointment to the board will continue to be based on the objective, professional qualifications required of our directors, the governance and nominating committee will aim to achieve diversity on the board when filling board vacancies. It also considers the benefits of diversity in its annual review of the board composition and mix of skills, and in selecting and recommending nominees for election. In its annual assessment of board composition, the governance and nominating committee also assesses how effective our diversity policy is at building board diversity, considering the skills required on the board at that time.

This year, 20 percent of the nominated directors are women. We conducted a benchmarking survey this year to see how this compares to our peer group, the TSX composite, TSX companies in our sector, the TSX companies in Alberta and the TSX 60. We found that we are aligned with our peer group, we are below the median for companies on the TSX 60, and we exceed the median compared to other TSX companies in Alberta and in our industry. Pembina is committed to working proactively to increase the diversity of directors on our board, and the governance and nominating committee and board keep a list of qualified female candidates to consider when there is a vacancy on the board. While the diversity policy does not set formal targets for women on the board, we feel the issue is being properly addressed without the need for a formal target.

Pembina Pipeline Corporation • Management information circular	29

Age and tenure

We do not have a formal policy imposing term limits because our priority is to assemble a board that has the right mix of skills and experience as a whole to provide strong stewardship. Currently, the average age of our directors is 62 (ranging from 54 to 71).

The board recognizes that while a longer serving director can make a growing contribution to the board over time, it must balance experience with some turnover to generate fresh ideas and perspectives on various issues and our business in general.

Directors retire from our board or do not stand for re-election once they have turned 72, unless the board determines otherwise.

Our independent directors have served on our board anywhere from two years to up to 20 years. The chart shows the tenure of this year's nominated directors. The average tenure on the board is eight years.

Location

Pembina operates in Canada and the U.S., so it is important to have directors with experience in these markets. Currently, eight of our nominated directors are Canadian, two are from the U.S.

Skills and experience

The board regularly evaluates the competencies and skills

of the directors against what it needs for proper oversight, effective decision-making and fulfilling its mandate.

It is our goal to be sure the board has a good mix of relevant skills and experience, sufficiently diverse opinions to support balanced discussion and debate, and a manageable number of directors to facilitate productive discussion and decision-making. The board uses a skills matrix to identify and evaluate the experience and knowledge of the directors, and to identify potential areas to focus on when recruiting new director candidates. The governance and nominating committee maintains the matrix and updates it regularly.

The table on the next page shows the mix of experience and knowledge of our nominated directors.

Pembina Pipeline Corporation • Management information circular	30

	Randall Findlay (chair)	Anne- Marie Ainsworth	Michael Dilger	Lorne Gordon	Gordon Kerr	David LeGresley	Robert Michaleski	Leslie O'Donoghue	Bruce Rubin	Jeffrey Smith
Engineering/operational	✓	✓	✓		✓	✓		✓	✓	✓
Industry knowledge – pipelines	✓	✓	✓	✓	✓		✓			✓
Industry knowledge – midstream	✓	✓	✓		✓		✓		✓	✓
Industry knowledge - natural gas liquids	✓	✓	✓		✓		✓		✓	✓
Industry knowledge – gas processing	✓	✓	✓		✓		✓			✓
Major capital projects	✓	✓	✓	✓	✓		✓	✓	✓	✓
Safety, health and environment	✓	✓	✓	✓	✓		✓	✓	✓	✓
Human resources/ compensation	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Investment banking	✓	✓	✓		✓	✓	✓	✓	✓	✓
Financial	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government relations								✓	✓
Corporate governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
CEO	✓	✓	✓	✓	✓		✓		✓	✓

Board and committee evaluation

Regular board assessments are important to confirm that the board, its committees and individual directors are performing effectively and to encourage continuous improvement.

We complete a formal assessment of the board once a year. The chair of the board leads the assessment, with input from all directors. Each director completes a questionnaire, which is divided into the categories of board responsibility, board operations, board effectiveness, and committee matters. Board members are asked to assess each committee's performance against its mandate, as well as overall board performance in areas like governance processes and administration, fiduciary oversight, strategic planning and business decisions, and financial matters. Each director also evaluates the effectiveness and performance of the board chair. The chair meets with each director individually, in person or by telephone, to discuss the results of the questionnaires and to seek confidential feedback on peer performance. The chair also seeks input on board effectiveness, risk management, strategic oversight and other relevant topics. After the results of the questionnaires and meetings are compiled, the governance and nominating committee and the board discuss the results, in camera if appropriate.

The governance and nominating committee and the board also recognize the important role that self-evaluation plays in the overall assessment of board effectiveness, and in 2017 will introduce an evaluation process that more formally includes director self-assessments and peer reviews. The board retains an independent advisor from time to time to evaluate the board and committees, and may retain one in 2017 to assist specifically in developing its peer review and self-assessment process.

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Communicating with the board

We are committed to providing investors with timely and accurate information about our strategy, performance and business activities.

In addition to filing disclosure documents with securities regulators, we participate in industry sponsored conferences, and host investor days and conference calls and webcasts to review our financial and operating results.

Shareholders can ask questions and provide feedback to management and the board at our annual shareholders meeting, or contact the board through our corporate secretary:

Chair of the board of directors

c/o Corporate Secretary

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

Shareholders can also contact our investor relations department any time, by letter, email or phone.

Shareholder proposals

If you want to present a shareholder proposal at our 2018 annual general meeting, you must submit it by February 10, 2017 to be considered for next year's management information circular.

Send your shareholder proposal to the corporate secretary at the above address.

Board committees

The board has four standing committees to help carry out its duties and meet the statutory and policy requirements that apply to our business:

•	Audit;
•	Governance;
•	Human resources and compensation; and
•	Health, safety and environment.

Each committee is governed by a written charter, which is approved by the board and reviewed and assessed by the committees themselves and the board every year. All of the board committees must be independent, except for our health, safety and environment committee, which must have a majority of independent directors.

Each committee updates the board regularly on its activities by providing a report to the board after each committee meeting and submits any recommendations that require board approval for discussion and review. Each committee is responsible for sharing information of mutual interest with other committees.

The board reviews the composition of its committees each year and makes adjustments as needed. The board can remove members of each committee by resolution when needed and fill vacancies if a committee has less than the minimum number of members.

You can find our committee charters online at our website (www.pembina.com) and read about the nominated directors starting on page 9.

Pembina Pipeline Corporation • Management information circular	32

Audit committee

The audit committee is responsible for overseeing:

•	the integrity of Pembina’s financial statements, the reporting process and internal controls over financial reporting;
•	the relationship, reports, qualifications, independence and performance of the external auditor;
•	the internal audit function;
•	the risk identification, assessment and management program;
•	compliance with legal and regulatory requirements;
•	management information technology related to financial reporting and financial controls; and
•	maintenance of open lines of communication between management, the external auditors, the internal auditors and the board.

The audit committee meets quarterly with management and the external auditors and separately with the auditors. The audit committee met four times in 2016. All of these meetings included the internal and external auditors and time without management present.

Members	David LeGresley (chair) Anne-Marie Ainsworth	Grant Billing Gordon Kerr
David LeGresley, Grant Billing and Gordon Kerr are financial experts and all of the members are financially literate. Grant Billing is not standing for re-election at the meeting. He will be stepping down from the board and will cease to be a member of the audit committee effective on the meeting date, and the board will consider appointing a new committee member.
Independence

100%

Each of the four directors met the independence criteria as of March 2017, within the meaning of National Instrument 52-110 - Audit Committees, Rule 10A-3 under the U.S. Securities Act of 1934, as amended, and the corporate governance standards of the NYSE.

Qualifications

•  accountant, financial experience or accreditation

•  all of the committee members must be able to read and understand a set of financial statements that are comparable in scope and complexity to our financial statements.

Key responsibilities

Financial statements, reporting process and internal controls over financial reporting

•  reviewing annual and quarterly consolidated financial statements, management’s discussion and analysis (MD&A), the earnings press releases and other financial disclosure, and recommending them to the board for approval

•  reviewing significant financial reporting issues, changes in accounting policies, key estimates and judgments, significant deficiencies identified and compensating or mitigating controls, unresolved issues between management and the external auditor, material correspondence with regulators or government agencies, and whistleblower complaints

External auditor

•  overseeing the relationship, reports, qualifications, independence and performance of the external auditors and audit services by other registered public accounting firms Pembina has engaged.

Internal audit

•  overseeing the internal audit function including the audit charter, activities, staffing and organizational structure

•  approving the annual audit plan

•  assessing performance and ensuring there are no unjustified restrictions or limitations

•  meeting separately as appropriate, to discuss matters that should be discussed privately

Risk management

•  discussing governance guidelines and policies for risk assessment and management

•  developing or overseeing the development of these guidelines and policies

Other

•  overseeing our whistleblower policy and procedures for financial reporting

Pembina Pipeline Corporation • Management information circular	33

2016 highlights

Committee charter and education

•     reviewed and approved revisions to the committee charter

•     attended a session led by management reviewing our NYSE listing

•     attended sessions led by external advisors on topics including Dodd Frank, internal audit, and disclosure focus areas for securities regulators

•     assessed ongoing professional development requirements

Financial reporting and tax

•     reviewed changes in accounting policies, significant financial reporting issues, non-GAAP measures, estimates and judgments applied and significant contingencies and provisions for consolidated financial statements

•     reviewed annual and quarterly consolidated financial statements, MD&A, the earnings press releases and other financial disclosures

•     oversaw the defined contribution, defined benefit and supplementary pension plans

•     oversaw the legal entity reporting requirements and significant regulatory compliance exceptions, audits and initiatives

•     oversaw impact assessment of new IFRS accounting standards (as required)

External auditor oversight

•     approved the 2016 external auditor audit engagements, audit plans and fees

•     interviewed new external audit partner based on required partner rotation due to time

•     reviewed and approved non-audit services to be provided by the external auditor

•     reviewed the quarterly audit findings reports provided by the external auditors

•     reviewed external auditor assessment plan

Compliance & risk oversight

•    reviewed the risk management committee’s hedging recommendations

•    approved the following reports and annual updates:

o    enterprise risk management report, and recommended risk tolerance

o    update to market risk policy

o    update to counterparty risk management policy

o    update to risk management committee charter

•     monitored the status of our counterparty risk, market risk and enterprise risks against established limits

•      reviewed corporate insurance program and coverage

Internal audit oversight

•     approved the 2016 internal audit plan and revisions to the internal audit charter

•     reviewed internal audit SOX compliance and fraud assessment results

•     reviewed management’s conclusions about efficacy of internal controls of financial reporting

•     reviewed our disclosure controls and procedures with the CEO and CFO

•     reviewed and approved revisions to the whistleblower policy and approved the creation of a Whistleblower Hotline

•     reviewed whistleblower complaints

Information technology (IT)

•     reviewed 2016 IT strategies and initiatives

You can find more information about the audit committee under the heading "Audit Committee Information" in our annual information form (AIF) on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Pembina Pipeline Corporation • Management information circular	34

Governance and nominating committee

The governance and nominating committee is primarily responsible for helping the board develop, implement and monitor Pembina's corporate governance practices.

The committee is expected to work with management and others throughout the company to make sure we have a healthy governance culture. This includes reporting and making recommendations to the board and management about corporate governance issues, best practices, compliance and the effectiveness of our governance processes and systems.

The committee met three times in 2016. All of these meetings included time without management present.

Members	Leslie O'Donoghue (chair) Randall Findlay	David LeGresley Jeffrey Smith

Independence	100%
Qualifications	• governance committee of other public companies • legal, compliance or regulatory background • CEO or senior executive experience
Key responsibilities

Board governance

•  board size and composition

•  director orientation, education and training

•  monitors potential conflicts of interest, outside board appointments

•  eligibility and selection criteria, including independence and financial literacy

•  recommending director candidates for election to the board and appointment to chair of the board and CEO positions

•  annual board, director and committee assessments

Compliance and disclosure

•  monitoring best governance practices and our compliance with governance related laws and regulations

•  approving our disclosure policy and overseeing our policies, procedures and the disclosure committee

•  assisting the board in establishing appropriate risk oversight functions at the board and committee levels

2016 highlights

Director succession

•  regularly reviewed and updated the board composition matrix, skills matrix and director succession planning process

•  reviewed and considered changes to committee membership for 2017

•  reviewed and dealt with outside board appointments

•  oversaw and led the search process and selection of Mr. Rubin as director nominee

Corporate governance best practices

•  reviewed and recommended:

•  adoption of amendments to majority voting policy

•  adoption and recommendation of revisions to insider trading and reporting and disclosure policies

•  reviewed board diversity policy and considered revisions

•  adoption of the 2017 director education plan

•  reviewed the activities of the company’s disclosure committee

•  reviewed the director onboarding process and continuing education program for the directors

•  assessed relationships between Pembina and each director and determined that nine out of the 10 nominated directors are independent

•  monitored recent developments, emerging trends and best practices in corporate governance and disclosure practices, including shareholder engagement trends, cybersecurity, improving shareholder voting participation and activist shareholder developments and trends

•  reviewed the enterprise risk management process for 2016 and risk oversight functions of the board and committees to confirm the appropriate allocation of risk oversight

•  reviewed director and officer insurance coverage

Evaluation of the board, board committees, chairs and individual directors

•  assessed director independence and reviewed director relationships, commitments and interlocks

•  worked with an independent advisor to evaluate the board and its committees with the board chair

•  reviewed the board and committee charters and corporate policies

•  considered and recommended the discontinuation of the major capital projects committee

Pembina Pipeline Corporation • Management information circular	35

Public disclosure • reviewed and approved the information related to corporate governance in the information circular, for recommendation to the board

Human resources and compensation committee

The human resources and compensation committee assists the board by providing oversight and direction on human resources strategy, policies and programs. This includes our compensation programs, including reviewing and approving recommendations about our general compensation philosophy, director and executive compensation, overseeing the development and administration of our compensation programs, and executive succession planning. The committee is also responsible for overseeing the risk associated with our compensation programs, to make sure compensation does not encourage individuals to take inappropriate risks that are reasonably likely to have a material and adverse effect on the company.

The committee is responsible for assessing the fairness and effectiveness of our retirement, savings and incentive plans, and for making sure all plans and benefit programs are administered according to the laws, stock exchange policies and stated compensation objectives that govern our business. It conducts thorough competitive evaluations each year and may consult an independent firm for help in assessing the competitiveness of our director and executive compensation programs.

You can read about how we compensate our directors starting on page 48 and our executives on page 52. You can find more information about compensation governance on page 44.

The committee met four times in 2016. All of these meetings included time without management present.

Members	Grant Billing (chair) Gordon Kerr	Leslie O'Donoghue Lorne Gordon
	Grant Billing is not standing for re-election at the meeting. He will be stepping down from the board and will cease to be a member of the human resources and compensation committee effective on the meeting date, and the board will consider appointing a new committee member.
Independence	100%
Qualifications	• executive or CEO experience • human resources or compensation experience • compensation committees of other public companies • industry or sector experience
Key responsibilities

Compensation philosophy and approach

•  reviewing and approving our compensation philosophy

•  reviewing and recommending our executive compensation program and incentive plans

•  reviewing and recommending our director compensation including retainers and attendance fees

Program oversight

•  reviewing compensation design, corporate objectives and executive performance targets

•  reviewing employment agreements and severance and change of control arrangements for the CEO and other senior executives

•  assisting the board in establishing and overseeing executive officer succession plans

•  overseeing the defined benefit and defined contribution pension plan and supplementary pension plan

Annual performance and compensation

•  recommending individual elements of total compensation for the CEO and executive officers

•  approving the annual report on executive compensation and public disclosure

Compensation risk oversight

•  ensuring executive compensation is aligned with our short, medium and long-term goals

•  monitoring legal and stock exchange compliance

Pembina Pipeline Corporation • Management information circular	36

2016 highlights

Program oversight

•  reviewed short-term and long-term incentive plans in detail

•  adopted a policy to pay directors who are U.S. residents in U.S. dollars

•  reviewed and approved external advisor engagement, services and work plan

•  revised the compensation peer group

•  approved changes to the company's benefits provider through a re-marketing effort, effective January 1, 2017 for most programs

•  reviewed and approved amendments to the company's Alcohol and Drug Policy

•  approved an increase to the share reserve under our stock option plan be tabled for shareholder approval at the meeting

•  implemented the second phase of the increase in the board retainer approved in 2015

Succession planning

•  reviewed the executive succession plan and oversaw senior management and employee organizational changes related to the plan

Annual performance and compensation

•  recommended for approval

•  2016 performance goals for the short-term incentive plan

•  2016 CEO objectives

•  2016 RSU/PSU share unit award plan along with PSU performance measures

•  Issuance of stock options for 2016

•  reviewed 2015 corporate and business unit performance to determine 2015 short term incentive payouts (paid in 2016)

•  reviewed and approved the 2013 PSU multiplier for long-term incentive payouts (paid in 2016)

•  reviewed and approved the budget for salary increases

Public disclosure

•  reviewed and approved the information related to compensation in the information circular, for recommendation to the board

Education

•  received an overview of the company's community investment program

•  received a summary of the company's action plan arising from employee engagement survey results

•  received an overview of the company's continuous improvement program

Pembina Pipeline Corporation • Management information circular	37

Health, safety and environment committee

The health, safety and environment committee is primarily responsible for helping the board oversee the development, implementation and monitoring of our environmental, health, safety and system integrity policies and systems, especially as they relate to accountability and compliance.

The committee met four times in 2016. All of these meetings included time without management present.

Members	Jeffrey Smith (chair) Anne-Marie Ainsworth	Lorne Gordon Robert Michaleski (independent as of December 31, 2016)
Independence	100%
Qualifications	• engineering or operations background • legal, compliance or regulatory experience • CEO or senior executive experience
Key responsibilities

Program and strategy development

•  overseeing the development, implementation and auditing of our health, safety and environmental management policies, programs, systems and practices

•  reviewing our health, safety and environmental strategy

Risk management

•  identifying health, safety and environmental risks and recommending appropriate programs to manage and reduce risk

•  monitoring current, pending or threatened legal action by or against us

Regulatory compliance and public disclosure

•  reviewing and monitoring our incident reporting policies and practices, and reports about significant incidents, emerging issues, inspections, audits and actions taken to correct deficiencies

•  reviewing and approving our annual internal sustainability report

2016 highlights

Health, safety and environment measures

•  reviewed and approved the 2016 health, safety and environment performance measures to be used across all business units, incorporating leading indicators in combination with lagging indicators

•  reviewed 2015 performance against the measures and recommended the health, safety and environment performance multiplier for the short-term incentive plan to the human resources and compensation committee (paid in 2016)

•  reviewed management’s 2016 environment work plan

Safety culture

•  approved and recommended revised Security Management Policy

•  reviewed the results of management’s incident review panel related to all significant events

•  monitored emerging and material issues in health, safety and environment, including carbon tax, security and emergency management

•  received reports from management’s continuous improvement teams

•  received a report from management on the progress of the safety accountability project

•  oversaw the completion of the Canadian Energy Pipeline Association’s integrity first self-assessment initiative by the control centre in 2016

•  conducted in depth review and analysis of contractor fatality at Redwater facility, and implemented enhanced safety measures

Integrity and geotechnical

•  monitored on of the largest pipeline integrity and geotechnical programs in the company’s history

•  reviewed management’s 2016 geotechnical and integrity work plans and facility inspection plans

•  implemented the process hazard analysis initiative

Pembina Pipeline Corporation • Management information circular	38

Major capital projects committee

The major capital projects committee was established in 2014 to help the board oversee major capital projects during the largest capital program in our history. It was discontinued as of February 23, 2017, as many of our projects have successfully reached or are reaching completion and management and the board have developed the necessary organizational competence in project management and execution. The board will continue to have oversight of strategic planning and major capital projects.

The committee met three times in 2016.

Members	Lorne Gordon (chair) Randall Findlay	Robert Michaleski (independent as of December 31, 2016)
Independence	100%
Qualifications	• engineering or operations background • CEO or senior executive experience • industry or sector experience
Key responsibilities

Determining which capital projects to oversee

•  reviewing management’s recommendations and identifying major capital projects based on project complexity, cost and level of risk

Reviewing key information about identified projects

•  project risk analysis and risk mitigation plans

•  key commercial terms that may impact project execution

•  significant regulatory, political or stakeholder issues

•  significant safety or environmental matters

•  cost estimates, cost control and management processes

•  project planning documents

•  project look backs

•  progress reports

2016 highlights

Project execution measures

•  reviewed and approved the major capital projects on time and on budget measures for tracking the success of our major capital projects program

•  reviewed actual 2015 and a forecast of 2016 performance against these measures and recommended a performance multiplier to the human resources and compensation committee as a component of the short-term incentive program for both 2015 and 2016

Project updates

•  reviewed major capital projects from the perspective of capital expenditures, schedule, strategy and risk

•  received lookback summaries prepared by management for various completed projects, including lessons learned, strengths, weaknesses and overall performance relative to criteria established at the time of board approval of these projects

Project governance

•  reviewed revisions to the project delivery and governance lifecycle, incorporating components derived from organizational improvement initiatives, including the Enterprise Project Management System implementation

•  reviewed internally authorized project supplements in accordance with the CEO spending tolerance authorization

Pembina Pipeline Corporation • Management information circular	39

5. Compensation discussion and analysis

This section of our management information circular describes how we pay our directors and senior executives. We've grouped it into four sections:

Executive summary	page 41

Summarizes our performance and compensation decisions this year, and changes we have made to our compensation plans.

Compensation governance	page 44

Describes how we oversee compensation and manage risk.
It also tells you about our independent consultants.

Director compensation	page 48

Describes our approach to compensating directors, our expectations for share ownership and what we paid the directors in 2016.

Executive compensation	page 52

A thorough discussion of what we pay the named executives
at Pembina and why, along with the results from 2016

Pembina Pipeline Corporation • Management information circular	40

Executive summary

2016 named executives

•	Michael (Mick) Dilger, President and CEO
•	Scott Burrows, Vice President, Finance and CFO
•	Paul Murphy, Senior Vice President, Pipeline and Crude Oil Facilities
•	Stuart Taylor, Senior Vice President, NGL and Natural Gas Facilities
•	Robert Lock, Vice President, Midstream - NGL

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years.

We believe in staged, carefully managed growth that respects the interests and concerns of our stakeholders while providing the pipelines and energy services our growing economy demands. We have a strong record of community engagement, environmental stewardship and safe, reliable pipeline performance.

Our goal is to provide highly competitive and reliable returns through monthly dividends while enhancing the long-term value of our shares.

Our executive compensation program is designed to link strategy, performance and compensation while building equity ownership. This approach motivates our executives to keep the focus on long-term success and aligns compensation awards with our shareholders’ interests.

You can read about the four components of our strategy and our compensation program starting on page 52.

2016 was a successful year

Despite continued uncertainty in our industry, Pembina had another very successful year: we continued to deliver stable and growing financial and operational performance and set in motion plans to secure our next phase of growth, operated safely and reliably and strengthened our relationships with the communities where we live, work and play.

In 2016, a number of new records were set from a financial and operating perspective. Revenue volumes in our Gas Services business increased by 27% to 836 million cubic feet per day (MMcf/d) as a result of newly constructed facilities and the acquisition of the Kakwa River plant. In our Conventional Pipelines business, revenue volumes increased by 6% to 650 thousand barrels per day (mbpd) as a result of previously completed expansions on key pipeline systems. These increased volumes, further supported by newly commissioned assets across our operations, contributed to record adjusted EBITDA of $1,189 million and cash flow per share of $2.78 (adjusted EBITDA and cash flow per share are non-GAAP measures – see page 84 for details). Overall, Pembina placed approximately $1.7 billion of major projects into service through 2016 and we were able to secure over $770 million of new growth to help continue driving long-term shareholder value.

Another key highlight for 2016 was the announcement of the feasibility study for an Alberta-based integrated propane dehydrogenation and polypropylene production facility and the project's conditional award of $300 million in royalty credits under the Government of Alberta’s Petrochemicals Diversification Program.

We are also very proud to share that another zero lost-time employee injury year was achieved in 2016, which is the third consecutive year of zero employee lost-time injuries. This illustrates that individual decisions on a daily basis add up to extraordinary results. Pembina employees worked 2.9 million hours in 2016 and 8.1 million hours over the last three years.

2014-2016 Pay at a glance

The table below shows you the grant value of our Chief Executive Officer's compensation in each of the last three years (since he was appointed to the role), and the realized and realizable value of those awards as of December 31, 2016, and the same information for 2016 for the other named executive officers.

See pages 58 and 69 for more information about Mr. Dilger’s performance and compensation in 2016.

Pembina Pipeline Corporation • Management information circular	41

Grant value includes base salary, the target annual incentive award (1.0x) and the grant value of the medium- and long-term incentive awards for the calendar year, calculated on the date of grant.

Realizable pay includes base salary, the annual incentive award paid for the year, realized medium-and long-term incentive awards (the payout of vested RSUs and PSUs, and the value of stock options exercised during the period), and the value at December 31, 2016 of unrealized medium- and long-term incentive awards (RSUs and PSUs outstanding and in-the-money stock options). We have estimated the realizable value of the 2015 and 2016 PSU grants using year-end 2016 financial forecasts.

Key performance measures and link to business strategy

The table below is a summary of the key performance measures that determine how our executives are paid. Compensation increased in 2016 to recognize excellent performance against these measures, and to keep us in line with our peers. You can find more details about the key performance measures and results starting on page 61.

You will find a complete discussion of what we paid our executives in 2016 and why starting on page 58, and a discussion of each named executive’s compensation and accomplishments this year starting on page 69.

Performance measure	Results	Strategic link
Financial

• Adjusted cash flow from operating activities per share[1] was $2.54, or approximately 5% above our target

• EBITDA[1] was $1,175 million, within approximately two percent of our target

• Raised approximately $1.7 billion of capital in 2016 (including our dividend reinvestment program)

Maintain a strong balance sheet
Safety and environment	• Scored 1.8 on key measures • Had zero employee lost-time injuries, resulting in 36 consecutive months of zero employee lost-time injuries	Implement growth in a safe and environmentally responsible way
Commercial and operational

• Secured approximately $770 million in new growth projects

• Successfully and safely placed into service over $1.7 billion of new fee-for-service projects

• Decreased capital spend by 27% from 2015 and achieved performance that has been essentially on time and on budget (approximately 6% under budget)

• Continued to make progress on significant additional growth projects

Diversify our asset base to enhance profitability
Shareholder value	• Advanced our cost savings goal of over $200 million • Three-year total shareholder return (TSR) was 29.8% or 9.9% lower than the median of our peer performance group	Enhance the long-term value of our shares

1 See About non-GAAP measures on page 84.

Pembina Pipeline Corporation • Management information circular	42

The board and senior management also made progress in building top talent and creating a strong leadership culture:

•	maintained and updated succession plans for all executive level positions by identifying candidates and executing on development plans for key individuals;
•	hired over 117 new employees;
•	maintained a voluntary turnover rate of less than three percent, excluding retirements;
•	filled approximately 60 positions with internal candidates in 2016, promoting several leaders in various parts of the organization as part of our development plans.

Compensation developments in 2016

The compensation committee assesses executive compensation and our performance against our peers every year to make sure our compensation decisions are fair and in line with the market. This year, the committee made the following changes to our compensation program.

Director compensation

•	adopted a policy to pay directors who are U.S. residents in U.S. dollars, to make director compensation more competitive, and attract more U.S. directors to our board
•	implemented the second phase of the increase in the board retainer approved in 2015.

Executive compensation

•	adjusted the executive compensation peer group based on a study by Mercer (Canada) Limited (Mercer) (an independent compensation consultant), to better represent our size and complexity (see page 53).

Compensation changes for 2017

The committee reviews our compensation philosophy and practices every year with assistance from Mercer to make sure compensation continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our management team, retains talent, and attracts and supports new talent when needed.

In 2017, the committee plans to:

•	continue to evaluate executive compensation against our new peer group to ensure we remain competitive with our peers;
•	review and make any necessary adjustments to the short-term incentive plan to reflect our size and complexity; and
•	continue to review and make any necessary adjustments to the mix of RSUs, PSUs and options awarded to the executives.

Pembina Pipeline Corporation • Management information circular	43

Compensation governance

The board of directors has ultimate responsibility for compensation at Pembina. The human resources and compensation committee assists the board in establishing and overseeing director and executive compensation, pension and benefit plan design, CEO performance goals and assessment and executive officer succession planning. See page 36 for information about the committee, its responsibilities and its activities in 2016.

Here’s where you can read about the key elements of our compensation program:

✓	Oversight by qualified, independent directors	44
✓	Compensation aligned with risk management	45
✓	Equity ownership and retention requirements	46
✓	Advice from independent compensation experts	47
✓	Compensation linked to performance and strategy	52
✓	Compensation in line with peers	53
✓	A significant portion of compensation is deferred and at risk, encouraging a long-term view of shareholder value
		58
✓	Incentive plan funding based on performance against targets linked to strategy, and performance compared to our peers
		59, 65, 67
✓	Cap on cash bonus	59
✓	A disciplined process for making annual compensation decisions	55
✓	An extensive risk-assessment before compensation is finalized,
	including stress testing	45
✓	Clawback policy	46
✓	Anti-hedging policy	46

The human resources and compensation committee includes four directors, all of whom are independent. Each member has worked in leadership roles and has broad industry knowledge. They also have a mix of experience in operations, corporate strategy, executive compensation and financial matters. Together, they have the experience, skills and qualities necessary to make sure the committee carries out its mandate effectively.

The table below shows the experience of the current members of the committee. The governance and nominating committee looks at the mix of skills and experience every year to make sure it remains appropriate.

	Related experience	Key biographical details
Grant Billing (chair)[1]	• Executive leadership • Human resources/ compensation • Corporate governance

•  former energy industry president and CEO

•  has served as the chair and director of a number of public companies and as director and chair of the Canadian Association of Petroleum Producers

•  holds a bachelor’s degree in science and a Chartered Accountants designation with over thirty years of experience in senior energy company roles

•  member of the committee since 2012

Lorne Gordon (see his biography on page 13)	• Executive leadership • Human resources/ compensation • Corporate governance

•  former energy and pipeline president and CEO

•  held his Chartered Accountant Designation from 1971 until 2000

•  has over 30 years of experience in senior executive roles

•  member of the committee since 2015

Pembina Pipeline Corporation • Management information circular	44

	Related experience	Key biographical details
Gordon Kerr (see his biography on page 14)	• Executive leadership • Human resources/ compensation • Corporate governance

•  former energy industry president and CEO

•  holds a bachelor’s degree in commerce and holds a Chartered Accountants designation and recognition as a fellow Chartered Accountant

•  served as a director and chair of the Canadian Association of Petroleum Producers and as a member of the Canadian Council of Chief Executives

•  member of the committee since 2015

Leslie O'Donoghue (see her biography on page 17)	• Executive leadership • Human resources/ compensation • Corporate governance

•  Executive Vice President, Corporate Development & Strategy & Chief Risk Officer at Agrium Inc., a TSX and NYSE listed public company

•  holds a bachelor's degrees in economics and law

•  member of the committee since 2012

1 Mr. Billing is not standing for re-election at the meeting and will be stepping down from the board effective on the meeting date. As such, he will also cease to be a member of the committee on the meeting date, and a new committee chair will be selected.

Managing compensation risk

The board is responsible for understanding the principal risks of our business and assessing the balance between risk and potential return to help make sure we promote shareholder value over the long term. We use a broad-based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. The risk management committee meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities, and reports its findings to the human resources and compensation committee.

Within this context, the human resources and compensation committee reviews and approves our compensation program and practices to align executive compensation with our short and long-term goals, reflect financial, operating and share performance, dividend payments and individual accomplishments and ensure that compensation aligns with the interest of our shareholders, and encourages the right behaviour.

This includes, among other things:

•	understanding the impact of operating and share price performance over a five-year period to assess the effect of different performance scenarios on future incentive payouts;
•	using balanced measures, including qualitative and quantitative goals, to determine annual incentive compensation;
•	incorporating time and performance vesting features in medium and long-term incentives;
•	using target ranges for the annual and long-term incentive plans to make sure grants are effectively linked to actual performance and not unduly influenced by one-time events;
•	capping the amount executives can receive under the short-term incentive plan and PSU plan; and
•	having a balanced mix of short, medium and long-term compensation components to eliminate reliance on a single or a limited number of factors to determine potential awards and diversify potential reward scenarios.

The human resources and compensation committee also takes measures to prevent risks that could have a material adverse effect on our company, through appropriate compensation governance measures, which include:

•	building a strong governance culture and ensuring effective oversight;
•	implementing share ownership guidelines and retention periods;
•	prohibiting executives and directors from hedging equity awards and building in safeguards against insider trading;
•	applying a consistent compensation structure for the CEO, executive officers and all employees;
•	implementing a clawback policy that aligns with legislative requirements;
•	requiring the full board to review and approve executive compensation recommendations; and
•	engaging an independent compensation consultant to complete a compensation risk assessment, looking at pay mix, incentive plan funding, leverage and caps, performance measures, pay for performance, quantum of incentives, plan governance and risk mitigation.

Pembina Pipeline Corporation • Management information circular	45

The committee also makes sure our compensation plans and employee benefit programs are administered according to the laws and stock exchange policies that apply to us, and our compensation objectives. The board has not identified any material risk in our compensation program or practices that have an adverse impact on the company.

Clawback policy

We recognize the importance of clawback provisions in promoting ethical conduct and strong compensation governance practices. We have followed clawback policy developments over the past several years and introduced a clawback policy in August 2015.

The clawback policy applies to all executive officers and requires repayment of:

•	any incentive or equity-based compensation awarded based on incorrect data where we are required to restate our financial statements because of material non-compliance with any financial reporting requirement under any applicable securities laws
•	incentive or equity-based compensation if the board finds an executive has committed fraud, a breach of fiduciary duty or willful or reckless misconduct.

The board can, at its sole discretion, use reasonable efforts to recover compensation paid or granted to the executive, including cancelling unvested awards and recovering profits realized from trading Pembina securities.

Building equity ownership and retention

The committee believes executives and directors should show their commitment to Pembina by owning equity in the company. The committee introduced share ownership guidelines on November 12, 2010 and revised them on October 8, 2013, and again for executives in 2014. The guidelines require executives and directors to own a certain multiple of their base salary or retainer in common shares, RSUs or DSUs (ranging from 1x to 4x salary for executives, and 3x retainer for directors). See page 49 to read about our guidelines for directors and page 52 for our guidelines for executives.

The employment agreements we have with the named executive officers (with the exception of Robert Lock who has an older version of our employment agreement) require them to maintain their minimum share ownership for one year after termination of the agreement, except if termination occurs as a result of a change of control or a constructive dismissal.

Anti-hedging

To keep executives and directors motivated to continue to build shareholder value, our insider trading and reporting policy prohibits them from speculating in Pembina securities to reduce the price risk associated with any Pembina common shares or other securities they hold (including buying securities on margin, short selling, selling call options or buying put options).

Continuous improvement

The committee reviewed a number of regulatory developments and emerging best practices about executive compensation this year, as part of its commitment to compensation best practices, and is once again providing shareholders with a say on pay advisory vote.

Pembina Pipeline Corporation • Management information circular	46

Independent advice

The committee has been working with Mercer since 2002 as its independent compensation consultant and retains Mercer to review executive compensation and benefit programs and provide objective advice. Mercer reports directly and exclusively to the committee, but may, at the committee's direction, work cooperatively with management to review or prepare material for the committee to review.

The committee takes Mercer's information and recommendations into consideration, but the committee's decisions are its own responsibility. Mercer has completed an independence test and demonstrated their independence to the human resources and compensation committee's satisfaction.

Mercer's mandate in 2016 included:

•	preparing information about market trends and issues;
•	preparing benchmark market data for director and officer compensation;
•	assessing the competitiveness of our compensation;
•	attending each committee meeting including an in camera portion at each meeting; and
•	preparing executive tally sheets and assessing the pay and performance relationship.

Mercer was paid the following fees for professional services in 2015 and 2016:

($ thousands)	2015 ($)	2016 ($)
Executive compensation-related fees	118.5	162.3
Fees for services related to determining compensation for our directors and executive officers
All other fees	360.0	187.8

Fees for pension administration, actuarial valuation of our defined benefit pension plan and general advice related to compensation and benefits, including renewal and repricing of our benefit plans, an annual compensation survey and miscellaneous consulting services related to employee compensation and human resources matters

The committee does not pre-approve these services

Total	478.5	350.1

The committee reviewed Mercer against the following six factors and confirmed its independence for 2016:

•	the other services Mercer provides to Pembina;
•	Mercer's bills to Pembina as a percentage of Mercer's total revenues;
•	Mercer’s policies and procedures to prevent conflicts of interest;
•	whether the Mercer advisor has any business or personal relationships with a member of the compensation committee;
•	whether the Mercer advisor, and his or her immediate family, own any Pembina shares; and
•	whether Mercer or its advisor has any business or personal relationships with a Pembina executive officer.

Management may retain other advisors from time to time, if necessary.

Pembina Pipeline Corporation • Management information circular	47

Director compensation

We pay non-executive directors an annual retainer (in cash and equity), and a flat annual attendance fee for attending board and committee meetings.

This comprehensive compensation package:

•	acknowledges the expertise, time, due diligence and counsel that each director contributes to the board;
•	aligns the near and long-term interests of directors with those of our shareholders; and
•	is competitive with the market.

The President and CEO does not receive director compensation because he is compensated in his role as President and CEO.

Director compensation package

In 2015, we revised our peer group to better align with our addition to the TSX 60, and director compensation was adjusted to be in line with this new peer group, including increasing the board chair and member retainers, and changing the board and committee meeting fee structure to a flat fee.

The board chair and member retainer fee increase was phased in over 2015 and 2016. The 2016 increase took effect January 1, 2016 for the full year.

We revised our peer group again in 2016 – removing three smaller companies because we were slightly above P50 compared to the peer group (based on trailing 12-month revenue, adjusted EBITDA (see About non-GAAP measures on page 84), market capitalization and enterprise value.

In 2016, we also adopted a policy to pay directors who are U.S. residents in U.S. dollars, to make director compensation more competitive, and attract more U.S. directors to our board.

The table below shows our director fee schedule for 2015, 2016 and 2017.

		2015 ($)		2016 ($)[2]	2017 ($)[2]
Retainers
Board chair	Annual retainer	290,000	[1]	325,000	325,000
Board member	Annual retainer	142,500	[1]	155,000	155,000
Committees	Audit committee chair retainer	21,000		21,000	21,000
	HRC committee chair retainer	15,000		15,000	15,000
	HSE committee chair retainer	10,000		10,000	10,000
	Governance and nominating committee chair retainer	10,000		10,000	10,000
	Major capital projects committee chair retainer	10,000		10,000	n/a3
	Audit committee member retainer	7,500		7,500	7,500
	Committee member retainer	5,000		5,000	5,000
Fees
	Board meeting attendance fee	10,000 (per year)	[1]	10,000 (per year)	10,000 (per year)
	Committee meeting attendance fee	7,500 (per year)	[1]	7,500 (per year)	7,500 (per year)
[1]	The change took effect July 1, 2015 and directors received a prorated amount for the second half of the year.
[2]	Ms. Ainsworth is a U.S. resident and her fees are paid in U.S. dollars.
[3]	The major capital projects committee was discontinued effective February 2017 and no meetings were held in 2017.

Pembina Pipeline Corporation • Management information circular	48

In 2016, the equity portion of the retainer was paid in DSUs under our deferred share unit plan. You will find details about the plan below.

Directors are required to take at least 40 percent of total director compensation, excluding meeting fees, as DSUs, to be more closely aligned with our director compensation new peer group, and to help make sure directors can meet their share ownership guideline within five years of joining the board. The rest of the compensation is paid in cash, quarterly in arrears.

A DSU is a notional share that has the same value as one Pembina common share. Its value changes with our share price. DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares. DSUs vest when they are credited to the director's account, but are only paid out after the director retires from the board (and must be redeemed within a year of retirement). The amount the director receives on redemption is calculated by multiplying the number of DSUs he or she holds (including credited dividend equivalents) by the weighted average trading price of common shares on the TSX for the last five trading days before the redemption date.

Compensation in line with our peers

To make sure we can attract and retain talented directors, we compensate them in a way that is fair and competitive, targeting compensation at the median offered by our director compensation peer group.

The committee engages outside consultants every year to compare our director compensation practices and levels with companies we compete with for talent. These include companies from the oil and gas and energy utilities sectors that are comparable in scope, measured by annual revenue, market capitalization, total assets, enterprise value and number of employees. The committee engaged Mercer for this in July 2016, and a policy to pay directors who are U.S. residents in U.S. dollars was recommended and adopted.

Based on Mercer's study, we also revised our peer group to remove Veresen Inc., Gibson Energy Inc. and TransAlta Corp. because they are much smaller and are not TSX 60 companies.

The 2016 director compensation peer group now includes 14 publicly-listed companies from the oil and gas and energy utility sectors. These are the same 14 companies that make up the executive compensation peer group for 2016.

Oil and Gas – pipeline/midstream	Oil and Gas – exploration and production	Utilities
AltaGas Ltd.	ARC Resources	ATCO Ltd.
Enbridge Inc.	Canadian Natural Resources	Emera Inc.
Inter Pipeline Ltd.	Cenovus Energy Inc.	Fortis Inc.
Keyera Corp.	Crescent Point Energy Corporation
TransCanada Corp.	Encana Corp.
Husky Energy Inc.

Building equity ownership

We believe directors should be aligned with the interests of shareholders and show their commitment to Pembina by owning equity, so we introduced share ownership guidelines in 2010.

Non-management directors must own three times their annual board retainer in common shares or DSUs by November 12, 2015, at least 50 percent of which must be in common shares.

New directors must meet the guidelines within five years from the date of their appointment. The table below shows the equity holdings of the nominated directors as of the date of this circular. As of the date of this circular, all of the directors were in compliance with the guidelines. If Mr. Rubin is elected to the board, he will have five years from the date of his election (May 5, 2017) to meet the guidelines.

Pembina Pipeline Corporation • Management information circular	49

	Number of common shares	Value of common shares[1] ($)	Value of DSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Randall Findlay[3]	136,299	5,860,857	326,069	6,186,926	975,000	yes
Anne-Marie Ainsworth[4]	19,018(NYSE)	818,230	173,548	991,778	619,194	yes
Lorne Gordon	371,553	15,976,779	466,464	16,443,243	465,000	yes
Gordon Kerr	8,400	361,200	433,827	795,027	465,000	yes
David LeGresley	56,006	2,408,258	468,098	2,876,356	465,000	yes
Robert Michaleski	464,732	19,983,476	213,753	20,197,229	465,000	yes
Leslie O'Donoghue	30,288	1,302,384	369,671	1,672,055	465,000	yes
Bruce Rubin[4]	-	-	-	-	619,194	n/a
Jeffrey Smith	9,970	428,710	376,981	805,691	465,000	yes

[1]	Calculated using $43.00 per share (the closing price of our common shares on the TSX on March 15, 2017).
[2]	DSU value is estimated at $43.00 per share (the closing price of our common shares on the TSX on March 15, 2017).
[3]	Mr. Findlay’s share ownership guideline reflects his appointment to Board chair on April 1, 2014.
[4]	Ms. Ainsworth and Mr. Rubin are U.S. residents. Ms. Ainsworth’s fees are paid in U.S. dollars. If he is elected to the board, Mr. Rubin’s fees will also be paid in U.S. dollars. To be consistent with the guidelines, Ms. Ainsworth's and Mr. Rubin’s equity ownership requirements are also in U.S. dollars, and converted into Canadian dollars using the noon exchange rate of 1.3316 on March 16, 2017 . The value of their common shares is calculated using US$32.31 per share (the closing price of our common shares on the NYSE on March 15, 2017) and converted into Canadian dollars using the noon exchange rate of 1.3316 on March 16, 2017.

Director summary compensation table

The table below shows the value of all compensation paid to directors in 2016.

	Total fees earned[1] ($)	Share-based awards[2] ($)	All other compensation ($)	Total compensation ($)
Randall Findlay (chair)	216,000	144,000	-	360,000
Anne-Marie Ainsworth[3]	182,248	77,000	-	259,248
Grant Billing[4]	-	202,500	-	202,500
Gordon Kerr	-	192,500	-	192,500
Lorne Gordon	-	207,500	-	207,500
David LeGresley	-	206,000	-	206,000
Robert Michaleski	95,000	95,000	-	190,000
Leslie O'Donoghue	48,750	146,250	-	195,000
Jeffrey Smith	-	195,000	-	195,000
Total	611,982	1,465,750	-	2,014,920

[1]	All fees awarded, earned, paid or payable in cash, for services in 2016.
[2]	The fair value of DSUs granted to the directors for 2016, estimated using $29.71 per share (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in 2015). We used the intrinsic value method at the date of the grant to calculate fair value, which is also how we account for the compensation cost of the deferred share unit plan for accounting purposes. DSUs are paid out when a director retires from the board and redeemed for cash using the weighted average of the closing price of common shares on the TSX for the last five trading days before the redemption date.
[3]	Ms. Ainsworth is a U.S. resident and her fees are paid in U.S. dollars. The amount shown for fees is converted into Canadian dollars using the noon exchange rate of 1.3316 on March 16, 2017. The value of share-based awards is converted into Canadian dollars using the exchange rate on December 31, 2015.
[4]	Mr. Billing is not standing for re-election at the meeting and will be stepping down from the board effective on the meeting date.

Pembina Pipeline Corporation • Management information circular	50

Incentive plan awards

The table below shows the value of RSUs granted for 2014 that vested in 2016 and the dividend units they earned to December 31, 2016. You can find details of our share unit plan on page 82. 2014 was the last year for which RSUs were granted to directors, after which the directors received only DSUs as equity-based compensation. We calculated the payout at $41.18 per share (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in 2016).

Value of RSUs that vested during the year ($)
Randall Findlay (chair)	157,678
Anne-Marie Ainsworth[1]	27,879
Grant Billing[2]	111,680
Gordon Kerr[3]	0
Lorne Gordon	111,680
David LeGresley	111,680
Robert Michaleski	111,680
Leslie O'Donoghue	111,680
Jeffrey Smith	111,680

[1]	Ms. Ainsworth was appointed to the board on October 1, 2014.
[2]	Mr. Billing is not standing for re-election at the meeting and will be stepping down from the board effective on the meeting date.
[3]	Mr. Kerr was appointed to the board on January 15, 2015 and as such he has not received RSUs as compensation.

The table below shows all DSUs held by directors as at December 31, 2016. We do not grant options to directors.

We estimate the value of DSUs awarded at $41.96 per share (the closing price of our common shares on the TSX on December 31, 2016).

	Number of DSUs awarded	Vested share-based awards ($)
Randall Findlay (chair)	7,583	318,183
Anne-Marie Ainsworth	4,036	169,351
Grant Billing[1]	10,680	448,133
Gordon Kerr	10,089	423,334
Lorne Gordon	10,848	455,182
David LeGresley	10,886	456,777
Robert Michaleski	4,971	208,583
Leslie O'Donoghue	8,597	360,730
Jeffrey Smith	8,767	367,863

[1]	Mr. Billing is not standing for re-election at the meeting and will be stepping down from the board effective on the meeting date.

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Executive compensation

Our corporate strategy

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina is structured into four businesses units: Conventional Pipelines, Oil Sands and Heavy Oil, Gas Services, and Midstream.

We believe in staged, carefully managed growth that respects the interests and concerns of our stakeholders while providing the pipelines and energy services our growing economy demands. We have a strong record of community engagement, environmental stewardship and safe, reliable performance.

Our goal is to provide highly competitive and reliable returns through monthly dividends while enhancing the long-term value of our shares.

Our strategy has four components:

1.	Preserve value by providing safe, responsible, cost-effective and reliable services.
2.	Diversify our asset base along the hydrocarbon value chain by providing integrated service offerings that enhance profitability.
3.	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves.
4.	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Our compensation strategy

Our executive compensation links strategy, performance and compensation while building equity ownership. This approach motivates our executives, rewards our shareholders and keeps the focus on our long-term success.

We align pay with strategy and performance by:

•	making the majority of executive compensation variable and linked to performance;
•	using performance measures that are directly tied to our corporate strategy and support our growth;
•	linking the payout of our performance-based medium-term incentive to our performance relative to our peers; and
•	paying compensation out over time, to take into account the multi-year development horizons of our major energy infrastructure projects.

See page 61 for information about the performance measures we use in our incentive plans and how these are linked to our strategic priorities.

We also review the program every year to make sure it continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our current team and attracts new talent when needed.

Building equity ownership

We have share ownership guidelines for executives because we believe owning Pembina shares demonstrates their commitment to the company.

Executives must own, directly or indirectly, a multiple of their base salary in common shares and/or RSUs. The following table shows the required multiple, which increases by level of responsibility. At least 50 percent of the share ownership requirement must be in common shares. Executives who are appointed to a position that has a higher share ownership requirement have five years from the date of their new appointment to meet the guidelines.

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All named executives are required to hold the shares for one year after leaving the company (except Robert Lock, who has an older form of executive employment agreement).

The table below shows the equity ownership guidelines and the holdings of each named executive as of the date of this circular. As of this date, four of the named executives have already met the guidelines, as amended, and the fifth is on track to meet them within the five year grace period.

	Required ownership as a multiple of base salary	Number of common shares	Value of common shares[1] ($)	Value of RSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Michael Dilger President and CEO	4x	240,000	10,320,000	594,876	10,914,876	3,200,000	yes
Scott Burrows[3] Vice President, Finance and CFO	2x	7,421	319,103	408,271	727,374	740,000	on track
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	2x	15,754	677,422	371,893	1,049,315	880,000	yes
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	2x	15,684	674,412	371,893	1,046,305	880,000	yes
Robert Lock Vice President, Midstream - NGL	1x	16,795	722,185	388,276	1,110,461	360,000	yes

[1]	Calculated at $43.00 per common share (the closing price on the TSX on March 15, 2017).
[2]	Estimated at $43.00 per common share (the closing price on the TSX on March 15, 2017). You can find details about our share unit plan on page 82. This number includes all RSUs outstanding as of March 16, 2017.
[3]	Mr. Burrows has five years from the date of his appointment on January 1, 2015 to meet the guidelines.

Compensation in line with our peers

To make sure executive compensation is fair and competitive, we benchmark our compensation against a peer group of companies we compete with for talent.

The committee reviews an annual compensation survey provided by Mercer and compensation data published in other management information circulars and then, in consultation with Mercer, chooses a list of companies from the oil and gas and energy utilities sectors that are comparable in scope, measured by annual revenue, market capitalization, total assets, enterprise value and number of employees.

From this list, the committee creates two peer groups:

•	the compensation peer group, which is a combination of the companies in the Mercer survey and other companies whose management information circulars are reviewed. Data from these companies is used to set base salary, total cash compensation and total direct compensation. It includes companies from the oil and gas and energy utilities sectors; and
•	the performance peer group, which is mostly a sub-set of the public companies in the compensation peer group, is used to assess our relative corporate performance when paying out performance share units (PSUs) under our medium-term incentive plan, at the end of the performance period.

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The table below shows the 2016 compensation peer group and the performance peer group. In 2016, our compensation peer group was revised to remove Veresen Inc., Gibson Energy Inc. and TransAlta Corp. because they are much smaller and are not TSX 60 companies. Gibson and Veresen still form part of our performance peer group.

	NEO compensation peer group (used to set target compensation, base salaries and target short-term incentives)	Performance peer group (used to determine our relative total shareholder return (TSR) and to calculate the PSU multiplier (see pages 65 and 67)
Oil and Gas – pipeline/midstream	Circular data
AltaGas Ltd.	x	x
Enbridge Inc.	x	x
Enbridge Income Fund		x
Gibson Energy Inc.		x
Inter Pipeline Ltd.	x	x
Keyera Corp.	x	x
TransCanada Corp.	x	x
Valener Inc.		x
Veresen Inc.		x
Oil & Gas – exploration and production
ARC Resources	x
Canadian Natural Resources	x
Cenovus Energy Inc.	x
Crescent Point Energy Corporation	x
Encana Corp.	x
Husky Energy Inc.	x
Utilities
ATCO Ltd.	x
Canadian Utilities Limited		x
Emera Inc.	x	x
Fortis Inc.	x	x
Total	14	12

The committee also refers to the survey data of similar companies in the sector as necessary when benchmarking compensation for the Vice Presidents, to be sure the sample size is large enough.

The table below shows how we compared to our compensation peer group on some of the key criteria as of June 30, 2016.

annual revenue	between the 25th percentile and median
total assets	between the 25th percentile and median
market capitalization	between the median and the 75th percentile
enterprise value	between the median and the 75th percentile
3-year TSR	between the median and the 75th percentile
adjusted EBITDA	between the median and the 75th percentile

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Compensation process

Establish performance goals

In February of each year, management recommends to the committee for review and approval:

•  qualitative and quantitative corporate, business unit and individual performance goals for the short-term incentive plan; and

•  quantitative performance goals for the performance share units under the medium-term incentive plan.

Performance goals include the core commercial, financial, safety and operational objectives in our strategic plan, which is prepared by the executives and approved by the board. This includes the CEO’s performance goals.

The committee reviews and, in conjunction with management, modifies as required, and approves the performance goals.

Review competitiveness

Before the end of November every year, the committee:

•  carries out an annual benchmarking review of total compensation, with the help of its independent consultant;

•  establishes a compensation peer group to use as a reference point for assessing compensation competitiveness; and

•  establishes a performance peer group used as part of the performance vesting conditions for the performance share units under the long-term incentive plan.

Recommend compensation plan design changes and target total compensation

Plan design

Management reviews our compensation and benefit programs and makes recommendations to the committee for review and approval in February of each year. The committee recommends to the board any changes to the compensation program.

Target compensation

The CEO makes recommendations to the committee for target total compensation and compensation mix for each executive. The committee, with input from its independent consultant:

•  reviews the CEO's compensation recommendations for executives;

•  determines target total compensation and compensation mix for the CEO;

•  recommends to the board target total compensation and compensation mix for the year for the CEO and executives. Target total compensation is usually set at the 50th percentile of the compensation peer group, but the board can use its judgment to set it between the 25th and 75th percentile depending on the skill, competency and experience of each senior executive; and

•  determines if any plan changes are required.

Assess corporate performance

At the end of each year, management prepares an analysis of corporate performance against the approved performance goals.

The committee:

•  reviews management's analysis;

•  consults with external advisors;

•  reviews our performance against the performance peer group;

•  considers the results in the context of market and economic conditions, extraordinary internal and market-related occurrences and other extenuating circumstances; and

•  approves funding of the short-term incentive and medium-term incentive based on results.

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Determine compensation

The CEO makes recommendations to the committee on each element of compensation for each executive based on corporate, business unit and individual performance, and may seek input from other officers about the employees who report to each of them.

The committee, with input from its independent consultant, determines total compensation and each element of compensation for the CEO and reviews the CEO's recommendations regarding executives.

The committee's recommendations and review are based on the following:

•  recommendations from the CEO;

•  performance against corporate and business unit goals;

•  individual experience, individual performance, internal pay equity, development and/or succession status, and other individual or organizational circumstances;

•  competitiveness of total compensation, based on our corporate performance; and

•  the proportion of each compensation component relative to total compensation, with the expectation that executives should have the highest amount and proportion of compensation at risk.

While the short, medium and long-term incentive plans include specific calculations to determine compensation eligibility, the committee believes that the rigid application of fixed formulas can result in unduly high or low rewards. The committee can therefore use its judgment to respond to unexpected developments in the energy sector and internal and market-related events to make compensation decisions it believes are appropriate, using the compensation peer group as a guideline.

Finalize compensation awards

The committee, with input from its independent consultant:

•  prepares a report for the board that explains the factors and criteria its compensation recommendations are based on, including the relationship of corporate performance to compensation and how compensation supports our strategy and the achievement of our corporate objectives; and

•  presents its recommendations to the board for approval.

The board can also use its judgment to respond to developments, using the compensation peer group as a guideline.

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Compensation elements

Our executive compensation program includes fixed and variable compensation, as well as a competitive package of benefits.

We generally target total direct compensation (salary plus incentives) at the 50th percentile of our peer group, but the board can use its judgment to set targets between 25th and 75th percentile depending on the skill, competency and experience of each senior executive.

	Component	Objective	Form	Performance period
Fixed compensation	Base salary	Compensate executives for performing day-to-day responsibilities	• cash	ongoing
Variable compensation	Short-term incentive	Motivate executives to meet annual corporate, business unit and individual goals	• annual cash bonus	one year
	Medium-term incentive	Align compensation with medium-term corporate performance and the interests of shareholders	• RSUs • PSUs	three years (RSUs vest 1/3 each year, PSUs vest after three years)
	Long-term incentive	Align compensation with long-term corporate performance and the interests of shareholders	• stock options	seven years (stock options vest over three years)
Other compensation	Benefits	Provide market competitive benefits

•  group life, accidental death and dismemberment, disability and extended health and dental insurance

•  savings plan (Pembina matches employee contributions to a maximum of 5 percent of annual salary)

•  non-taxable health spending account or taxable wellness spending account ongoing
	Pension (see page 75)	Provide market competitive benefits	• defined benefit plan • defined contribution plan	ongoing
	Perquisites	Provide market competitive benefits	• select perquisites to offset expenses, the cost of business meetings and relationship management, including a car allowance, parking and business club memberships	ongoing

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Compensation mix

The committee determines the mix of components every year based on its review of competitive data, consistent with our overall compensation philosophy and its own judgment.

The graphs below show the 2016 target total direct compensation mix for the CEO and an average for our other named executives. The short, medium and long-term incentives are considered to be at risk because their value is based on specific performance criteria and payout is not guaranteed.

This year 80 percent of the CEO’s target total direct compensation and an average of 69 percent for the other named executives was at risk, directly aligning corporate, business unit and individual performance with the interests of shareholders.

2016 Compensation

The board reviewed Pembina's 2016 performance, analysis and recommendations of the human resources and compensation committee, and approved the following decisions on executive pay.

Total direct compensation

The table below shows total direct compensation paid or granted to the named executives for 2016, compared to 2015. Total direct compensation includes earned base salary, short-term incentive awards, and the grant value of medium and long-term incentive awards. See below for a discussion of each component.

See page 69 for a discussion of each named executive’s accomplishments this year.

Value of direct compensation received

	2015	2016[1]	Change	2016 amount at risk
Michael Dilger President and CEO	$3,513,269	$4,459,167	26.9%	80%
Scott Burrows Vice President, Finance and CFO	$1,092,515	$1,375,579	25.9%	70%
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	$1,497,540	$1,618,975	8.1%	70%
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	$1,498,258	$1,603,855	7.0%	70%
Robert Lock Vice President, Midstream - NGL	$1,019,873	$1,153,573	13.1%	67%

[1]	See the summary compensation table on page 73 for information about how we calculate the value of RSUs, PSUs and options.

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Base salary

Base salaries are reviewed annually and set based on market conditions, individual performance, level of responsibility, retention and internal equity considerations.

The following table shows each named executive’s annual base salary at the end of the year. Mr. Dilger's and Mr. Burrows' salaries increased because of their progression in their roles, and to further align their salaries with our compensation philosophy of paying at the fiftieth percentile (P50) of our compensation peer group.

	2015	2016	Change
Michael Dilger President and CEO	$675,000	$800,000	18.5%
Scott Burrows Vice President, Finance and CFO	$330,000	$370,000	12.1%
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	$420,000	$440,000	4.8%
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	$420,000	$440,000	4.8%
Robert Lock Vice President, Midstream - NGL	$350,000	$360,000	2.9%

Short-term incentive

Short-term incentive awards are granted based on our performance against annual corporate, business unit and individual objectives tied to our core strategy.

The award is calculated as a percentage of base salary. It can be as low as 0, and has a cap based on level. The target is market competitive and depends on the responsibility of the role.

	Potential short-term incentive award as a percentage of salary
	minimum	target	cap
Michael Dilger	0	100	200
Scott Burrows	0	60	120
Stuart Taylor	0	60	120
Paul Murphy	0	60	120
Robert Lock	0	50	100

We calculate each award by multiplying the named executive's short-term incentive target by their salary and performance multiplier (different for each named executive and can range from 0 to 2).

Each performance multiplier is calculated based on performance against corporate, business unit and individual goals that are set at the beginning of each year, using the weightings shown in the formula below.

•	corporate performance objectives are tied to the core financial, safety and environment, and commercial and operational goals in our strategic plan. You will find a discussion of this year’s targets and results on page 61.
•	business unit and individual goals and multipliers are also tied to our strategy, but are not publicly disclosed for competitive reasons. You can read about each named executive’s business unit and individual performance starting on page 69.

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Base salary	x	Short-term incentive target	x	Named executive's performance multiplier different for each executive - capped at 2.0	=	Short-term incentive award

			Corporate objectives	+	Business unit objectives	+	Individual objectives

Michael Dilger President and CEO			80%		-		20%
Scott Burrows Vice President, Finance & CFO			40%		30%		30%
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities			40%		40%		20%
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities			40%		40%		20%
Robert Lock Vice President, Midstream - NGL			40%		30%		30%

The committee may use its judgment to adjust the performance multiplier up or down based on factors that are not captured in the formal measures. For example, a decision to complete a certain acquisition or business deal may have longer-term strategic benefits that are not captured in the short-term performance measures. The committee didn't exercise discretion in 2016.

2016 short-term incentive award

The table below shows how we calculated each executive’s short-term incentive award for 2016.

	Base salary		Short-term incentive target		Named executive’s performance multiplier		Short-term incentive award
Michael Dilger President and CEO	$800,000	x	100%	x	1.600	=	$1,280,000
Scott Burrows Vice President, Finance & CFO	$370,000	x	60%	x	1.643	=	$364,746
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	$440,000	x	60%	x	1.562	=	$412,368
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	$440,000	x	60%	x	1.507	=	$397,848
Robert Lock Vice President, Midstream - NGL	$360,000	x	50%	x	1.418	=	$255,240

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How we calculated the corporate performance multiplier

The 2016 corporate performance multiplier was based on our performance in four categories: financial, safety and environment, business development and project delivery. The multiplier for each measure, and the corporate performance multiplier, are each calculated out of a maximum of 2.

20% Safety and environment measures Performance multiplier 1.8 X 20% = 0.36	+	42% Financial measures Performance multiplier 1.338 X 42% = 0.56	+	15% Business development measures Performance multiplier 1.64 X 15% = 0.25	+	23% Project delivery measures Performance multiplier 1.67 X 23% = 0.38	=	2016 corporate performance multiplier 1.55

The table below summarizes our performance in each category in 2016. Scores range from 0 for performance below threshold, to a maximum of 2. Performance within a range of target achieves a score between 0 and 2. The total score in each category reflects the aggregate scores achieved across all business units (oil sands & heavy oil; conventional pipelines; gas services; midstream – NGL; midstream – crude).

	Performance area	Key measures	Performance highlights	Score	Total score
Safety and environment measures 20% Each performance area is weighted evenly. Within each performance area, results are tracked for each business unit (weighted evenly) and for the company overall and weighted: • 25% corporate performance • 75% business unit performance (average)	General (culture, training, follow up) – leading indicator	Performance against Canadian Energy Pipeline (CEPA) benchmarks	Outperformed on all key measures.	Outperform	1.8
	Occupational and vehicle (employee and third party contractor) – lagging indicator	• Employee lost-time injuries • Pembina reportable injuries • Motor vehicle at fault incidents	Zero employee lost-time injuries in 2016, leading to 36 consecutive months of zero employee lost time injuries. Our contractor lost-time injury goal was not met in 2016.	Outperform
	Pipeline, vessel integrity, and ground disturbance - leading indicator	• Pipeline integrity – dig program • Facility integrity – tanks and vessels inspection • Ground disturbance incidents • Ground disturbance audits	We conducted more than double the target number of ground disturbance audits, and execution of ground disturbance activity remained strong.	Outperform
	Environment – lagging indicator	• Significant environmental incidents • Commodity product spills	No significant environmental failure incidents.	Outperform
	Emergency preparedness – leading indicator	• Emergency response preparedness exercises • Pipeline leak simulations	Developed Pembina's lifesaving rules and Pembina is one of only two CEPA companies to fully verify at our emergency management self-assessment level.	Outperform

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	Performance area	Key measures	Performance highlights	Total score
Financial measures 42%	EBITDA[1]	Target corporate EBITDA: $1,154 million • Scores range between 0 to 2 within +/- 8% of target EBITDA from the following six components are weighted evenly, to equal 42%: • Oil sands and heavy oil – 7% • Conventional pipelines – 7% • Gas services – 7% • Midstream – NGL – 7% • Midstream – crude – 7% • Corporate, general and administrative, not including incentives – 7%	Overall corporate EBITDA was $1,175 million, or 1.8% above target. EBITDA from the 6 components was as follows: • Oil sands and heavy oil – exceeded • Conventional pipelines – exceeded • Gas services – exceeded • Midstream – NGL – under target • Midstream – crude – under target • Corporate, general and administrative, not including incentives – exceeded	1.338
Business development measures 15%	Projects that will increase our adjusted EBITDA per share over the medium and long term, in line with our business plan	Finalize and sign binding agreements for $750 million in new large-scale business development projects	We announced approximately $770 million in new growth and made significant headway that exceeded target on projects announced in 2015, despite difficult market conditions. Other significant developments: • Kakwa Gas Processing Complex • Field Hub supporting Duvernay I • Feasibility study for potential propane dehydrogenation and polypropylene production facility • Progressed infrastructure development and service agreement with a major customer, which was subsequently announced on February 16, 2017	1.64
Project delivery measures 23%	Project execution and delivery	Execute 2016 major capital projects materially on time and on budget. Projects are selected at the beginning of 2016, and each project is weighted based on its target cost as a percentage of the total target cost for all selected projects. Performance for each project is assessed: • 60% on budget performance • 40% on time performance	We executed on a comparable but slightly smaller capital program in 2016 ($1.7 billion compared to $1.9 billion in 2015) Project performance: • Projects were approximately 6% below budget, compared to 1% below budget in 2015 • Projects were completed materially on time	1.67

1 See About non-GAAP measures on page 84.

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Medium and long-term incentives

Our business involves major commercial ventures and strategies that are typically developed over three to five years. Medium and long-term incentives are a key part of how we attract high performing executives in a highly competitive sector and motivate them to stay. They are designed to promote a proprietary interest in Pembina, encourage sustainable contributions that are more likely to maximize shareholder value over a longer period of time. They focus management on operating and financial performance, long-term shareholder value and our strategic goals.

Medium and long-term incentives are granted based on each executive’s target total direct compensation as a percentage of base salary, and are set using competitive market data about our peer group.

The table below summarizes our current medium and long-term incentive plans. You will find more information about the medium and long-term incentive plans on page 80.

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan
Purpose

Align compensation with the medium-term nature of some of our projects.

Reward participants for growth in the medium-term financial performance of the company and total shareholder return compared to peers.

Retention tool.

Align compensation with the longer-term nature of some of our projects. Reward participants for growth in the long-term trading price of our common shares. Retention tool.
Eligibility	Executive officers Employees	Executive officers Employees
Award	RSUs (not granted to directors after 2014) PSUs (not available to directors) RSUs and PSUs do not have voting rights and cannot be assigned or transferred.	Options to buy common shares (up to the limits listed on page 80) Options cannot be assigned or transferred.
Frequency	Granted every year	Granted every year Issued on one or more days during the year as specified at the time of the grant. Previous year's grants are not taken into account when considering new grants.
Term	Three years	Seven years
Dividends	RSUs and PSUs earn dividend equivalents every year in the form of dividend units.	None
Vesting

RSUs

All RSUs granted to executive officers and employees vest:

•  1/3 vest on December 31 of the year granted;

•  1/3 vest on December 31 of the second anniversary; and

•  1/3 vest on December 31 of the third anniversary.

All RSUs granted to directors vest at the end of three years.

PSUs

Vest when performance vesting conditions have been met at the end of three years. See below for details.

Options vest 1/3 per year over three years, starting on the first anniversary of the day they are issued.

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	Medium-term incentive: share unit plan	Long-term incentive: stock option plan
Payout

Paid out in cash as soon as possible after vesting.

Each unit that vests (including dividend units) is worth the fair market value of one common share at the time of vesting, calculated using the weighted average trading price of our common shares on the TSX for the 20 trading days before the vesting date.

Each option that vests can be used to buy one Pembina common share. The exercise price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

2016 medium and long-term incentive awards

The table below shows the medium and long-term incentives granted for 2016. Incentives were all granted at target, which is a percentage of base salary based on market data about our peer group.

It includes the number of RSUs, PSUs and stock options granted, along with their expected value at payout, assuming the performance targets for the PSUs have been met. We calculate the number of stock options granted by dividing the value of the stock option award (in the table above) by the Black-Scholes value at the time of grant. See the summary compensation table on page 73 for the detailed calculation.

			Medium and long-term		Medium and	Allocation
	Base salary		incentive target		long-term incentive	Medium-term incentive		Long-term incentive
	($)		(%)		grant	RSUs[1]	PSUs[1]	Options[2]
Michael Dilger	$800,000	x	300%	=	$2,400,000	8,078	40,390	340,430
President and CEO						$240,000	$1,200,000	$960,000
Scott Burrows	$370,000	x	175%	=	$647,500	4,359	10,897	68,880
Vice President, Finance and CFO						$129,500	$323,750	$194,250
Stuart Taylor	$440,000	x	175%	=	$770,000	5,183	12,959	81,920
Senior Vice President, NGL and Natural Gas Facilities						$154,000	$385,000	$231,000
Paul Murphy	$440,000	x	175%	=	$770,000	5,183	12,959	81,920
Senior Vice President, Pipeline and Crude Oil Facilities						$154,000	$385,000	$231,000
Robert Lock	$360,000	x	150%	=	$540,000	5,453	9,088	38,290
Vice President, Midstream - NGL						$162,000	$270,000	$108,000

[1]	RSU and PSU values are estimated based on $29.71 per share (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in 2015). The value shown for PSUs is their target value. It assumes 100% of the PSUs are paid out and that the performance multiplier is 1.0.
[2]	See the summary compensation table on page 73 for how we calculated the expected value of the stock options.

Performance vesting conditions for PSUs granted for 2016

Performance period: January 1, 2016 – December 31, 2018

PSUs vest depending on our performance over a three-year period against two key measures that are established at the beginning of each three-year performance period and tied to our strategic objectives.

Defined performance levels are set and our performance against these targets give us ratings of either below threshold base case, met base case or exceeded base case. The board compares actual performance to the ratings and uses a linear analysis to determine the performance multiplier. On rare occasions the board may modify the formula driven multiplier if in its judgment the resulting multiplier is not consistent with corporate performance, however it cannot exceed two times. The board did not exercise discretion for the 2016 grants.

The actual number of PSUs that vest in 2018 will depend on our performance against the following key measures. These were established at the beginning of the year, are tied to our strategic objectives, and are a strong measure of our financial performance.

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Performance multiplier (0 to 2)	X	Number of PSUs granted	=	Final number of PSUs that vest

50% Where our total shareholder return ranks vs the performance peer group for the performance period, applying a straight ranking approach			+	50% Three-year trailing average EBITDA[1] per common share

Performance peer group:

• AltaGas Ltd.

• Canadian Utilities Limited

• Emera Inc.

• Enbridge Inc.

• Enbridge Income Fund

• Fortis Inc.

• Gibson Energy Inc.

• Inter Pipeline Ltd.

• Keyera Corp.

• TransCanada Corporation

• Valener Inc.

• Veresen Inc.

[1] See About non-GAAP measures on page 84.

We calculate total shareholder return for the performance period as:

•  the weighted average trading price of the security on the TSX for the last 20 trading days of the performance period, less

•  the weighted average trading price of the security on the TSX for the last 20 days just before the performance period, plus

•  all dividends or distributions paid during the performance period, divided by the weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

We calculate the three-year trailing average EBITDA per common share as the simple average of the EBITDA per common share for each of the three fiscal years included in the performance period.

Pembina Pipeline Corporation • Management information circular	65

Medium-term incentives vested in 2016 and paid out in 2017

Medium-term incentive grants vested in 2016 and paid out in 2017 include:

•	the final 1/3 of the RSUs granted for 2014;
•	the second 1/3 of the RSUs granted for 2015;
•	the first 1/3 of the RSUs granted for 2016;
•	the PSUs granted for 2014, all of which vested (the performance multiplier was 0.84 – the following page describes how we calculated it); and
•	the dividends the RSUs and PSUs earned to December 31, 2016.

		Number of units vested in 2016
		RSUs	RSUs	RSUs	PSUs	Total paid out
		2014	2015	2016	2014	in 2017[1]
Michael H. Dilger	Units	5,526	1,710	2,693	19,893
President and CEO	Dividend units	726	153	124	2,614	$1,228,728
Scott Burrows	Units	881	1,171	1,453	3,173
Vice President, Finance and CFO	Dividend units	116	105	67	417	$280,395
Stuart Taylor	Units	1,984	1,241	1,728	7,138
Senior Vice President, NGL and Natural Gas Facilities	Dividend units	261	111	79	938	$501,901
Paul Murphy	Units	1,984	1,241	1,728	7,138
Senior Vice President, Pipeline and Crude Oil Facilities	Dividend units	261	111	79	938	$501,901
Robert Lock
Vice President,	Units	1,397	1,241	1,818	5,025
Midstream - NGL	Dividend units	184	111	83	660	$395,699

[1]	Value of units and dividend units that vested December 31, 2016, calculated using $41.18 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2016). Dividend units earned at $1.72 for 2014, $1.80 for 2015 and $1.89 for 2016.. PSU multiplier is 0.84 (see next page).

Pembina Pipeline Corporation • Management information circular	66

How we calculated the performance multiplier for the 2014 PSU award

PSUs granted: January 1, 2014

Performance period: January 1, 2014 – December 31, 2016

Total shareholder return vs the performance peer group for the performance period

• above peer group median: >1 to 2x

• at peer group median: 1x

• below peer group median: 0 to <1x

Peer group performance

Median (see below)                      39.6% (A)

Bottom performance                    (16.8)% (B)

Difference (A-B)                           56.4% (C)

Pembina performance               29.8% (D)

Pembina compared to peer
bottom performance (D-B)           46.6% (E)

Performance multiplier (E/C)     0.826

(lower than median)

Three-year trailing average EBITDA[1] per common share vs. targets set at the time of the award

• maximum: 2x                                    >$3.13

• above target case: 1 to 2x                >$2.97 to $3.13

• target case: 1x                                  $2.97

• below target case: 0 to 1x                 >$2.67 to $2.97

• threshold: 0                                       <$2.67

Pembina performance
(see below)                                         $2.93

Performance multiplier                     0.856

(below target case)

x 50% weighting		x 50% weighting
0.41	+	0.43	=	0.84

Total shareholder return
AltaGas Ltd.
Canadian Utilities Limited
Emera Inc.
Enbridge Inc.
Enbridge Income Fund
Fortis Inc.
Inter Pipeline Ltd.
Keyera Corp.
TransCanada Corporation
Valener Inc.
Veresen Inc.
Gibson Energy Inc.
Peer group median	39.6%

1 See About non-GAAP measures on page 84. Adjusted to exclude incremental common shares raised over the performance period in order to fund capital growth not specifically contemplated at the time the 2014 PSU plan was approved.

We calculate total shareholder return for the performance period as:

•	the weighted average trading price of the security on the TSX for the last 20 trading days of the performance period, less
•	the weighted average trading price of the security on the TSX for the last 20 days just before the performance period, plus
•	all dividends or distributions paid during the performance period, divided by the weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

Pembina Pipeline Corporation • Management information circular	67

Compensation and share performance

The graph below shows the change in a $100 investment in Pembina common shares over the past five years (assuming all dividends are reinvested), compared to the same investment in the S&P/TSX Composite Index for the same period (assuming all dividends are reinvested). It also shows how the total annual compensation of our named executives has changed over the last five years, as well as adjusted cash flow per share and adjusted EBITDA (see About non-GAAP measures).

The graph shows that Pembina has outperformed the broader Canadian equity market, as measured by the S&P/TSX Composite Index, while compensation has increased modestly (mostly in the form of variable long-term incentives).

Our cumulative total return for the five-year period ending December 31, 2016 was 79 percent compared to the index return of 49 percent. We have also demonstrated above median performance against our performance peer group in the past three years (see below for details).

Please note that the returns in the chart cannot be directly compared to total shareholder return shown on page 67, which is calculated over a different period of time (for the PSU three-year performance period).

Cumulative total return from January 1, 2012 to December 31, 2016

Pembina common shares and the S&P/TSX Composite Index

(Source: Bloomberg)

Total compensation for the NEOs includes salary, share-based awards, option-based awards, non-equity annual incentive plan awards, pension value and all other compensation – see the summary compensation table on page 73 for details.

Pembina Pipeline Corporation • Management information circular	68

Compensation review – Named executives

Michael (Mick) H. Dilger, President and CEO (effective January 1, 2014)

Responsible for ensuring Pembina meets its four corporate objectives:

•	generating value by providing customers with cost-effective, reliable services;
•	maintaining and enhancing relationships with Pembina stakeholders including investors, employees, communities and customers;
•	implementing diversified growth in a safe and environmentally responsible manner; and
•	maintaining a strong balance sheet through prudent financial management.

Mr. Dilger joined Pembina in 2005 as Vice President, Business Development, was appointed COO in 2008 and promoted to President and COO in February 2012 (and as President and CEO effective January 1, 2014). Before Pembina he was a senior executive in various finance and business development positions in oil and gas and infrastructure organizations ranging from initial capitalization phase enterprises to the subsidiaries of multi-national corporations, including NOVA Corporation and TransCanada PipeLines. His expertise includes corporate and strategic development, acquisitions and divestitures as well as finance and business development.

He has been a chartered accountant since 1989 and holds a Bachelor of Commerce from the University of Calgary.

2016 Results

Mr. Dilger continued to provide steadfast leadership through continued uncertainty in the energy infrastructure sector.

Under his direction, Pembina had a record year financially and operationally. Revenue volumes in our Gas Services business increased by 27 percent to 836 MMcf/d as a result of newly constructed facilities and the acquisition of the Kakwa River plant. In our Conventional Pipelines business, revenue volumes increased by six percent to 650 mbpd as a result of previously completed expansions on key pipeline systems. These increased volumes, further supported by newly commissioned assets across our operations, contributed to record adjusted EBITDA (see About non-GAAP Measures) and cash flow per share (see About non-GAAP Measures) of $1,189 million and $2.78 per share respectively. Pembina placed approximately $1.7 billion of major projects into service through 2016 which were largely completed on time and on budget. We also secured over $770 million of new growth and continued to advance significant additional growth projects to help continue driving long-term shareholder value. Pembina also continued to demonstrate financial strength by raising approximately $1.7 billion of debt, preferred and common equity including proceeds from our dividend reinvestment plan.

Another accomplishment for 2016 was the announcement of the feasibility study for an Alberta-based integrated propane dehydrogenation and polypropylene production facility and project’s receipt of $300 million in royalty credits under the Government of Alberta’s Petrochemicals Diversification Program.

Pembina also had another zero lost-time employee injury year in 2016, which is the third consecutive year of zero employee lost-time injuries. This illustrates that individual decisions on a daily basis add up to extraordinary results. Pembina employees worked 2.9 million hours in 2016 and 8.1 million hours over the last three years.

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Scott Burrows, Vice President, Finance and Chief Financial Officer

Responsible for the control of Pembina’s financial, treasury, accounting, tax, investor relations, capital markets, corporate development and planning functions. In a highly visible and strategic role for the corporation, he is a trusted and highly valued advisor to the CEO to help drive the strategic growth agenda and ensure continued profitability and a conservative balance sheet.

Mr. Burrows was appointed Vice President, Finance and Chief Financial Officer on January 1, 2015. He joined Pembina in November 2010 and held various leadership positions. Before joining Pembina, Mr. Burrows spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in most aspects of the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities.

He has a Bachelor of Commerce from the University of British Columbia and is also a CFA Charterholder.

2016 Results

Mr. Burrows ensured our record capital program was adequately funded and that Pembina maintained a conservative balance sheet by raising $500 million in medium-term notes, $420 million in preferred shares and $345 million in common equity, and expanded Pembina’s credit facility from $2 billion to $2.5 billion. He played an active role in designing and leading management and board strategy sessions, and he was instrumental in new project development, the acquisition of the Kakwa River Facility and the divestiture of our full service terminal business. He also introduced new corporate policies, procedures, led Pembina's shareholder engagement program and focused our efforts on G&A, operating and capital cost efficiencies, and ensured Pembina maintained its investment grade credit rating.

Paul Murphy, Senior Vice President, Pipelines and Crude Oil Facilities

Oversees the safe, reliable and responsible operation of Pembina’s Conventional Pipelines Unit (CBU), Oil Sands and Heavy Oil Business Unit (OBU) and the crude oil related segment of the Midstream Business Unit (MBU). He also oversees the Major Projects and Operating Services departments.

Mr. Murphy joined Pembina in February 2011 as Vice President, Conventional Pipelines and was appointed to his current role as Senior Vice President in September 2013. Before Pembina, he was Vice President of the NGL extraction business unit with Inter Pipeline Fund and held several management positions with major transportation and processing companies including TransCanada PipeLines, Westcoast Energy and Williams Energy.

He has a Bachelor of Science in Geology from the University of Calgary and is a member of APEGA.

2016 Results

The Conventional Pipelines business had another good year with adjusted EBITDA (see About non-GAAP measures) 30 percent higher than 2015. Adjusted EBITDA for the Oilsands and Heavy Oil business was one percent lower than 2015 while adjusted EBITDA for the Crude Oil Midstream business was 6 percent lower than 2015. Total adjusted EBITDA for the three business units together was 15 percent higher than 2015.

Major Projects and Operating Services, together with business unit engineering and operations teams, successfully constructed, commissioned and put into service the Horizon oil sands pipeline expansion, the second phase of the Canadian diluent hub, the Vantage pipeline expansion, the new Sherwood Park control centre project, as well as several smaller pipeline and facility projects. All projects were executed essentially on time and on budget, while maintaining Pembina’s zero employee lost-time incident record.

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Stuart (Stu) Taylor, Senior Vice President, NGL & Natural Gas Facilities

Oversees two business units: NGL (NBU) and Gas Services (GBU). He is responsible for the overall development and delivery of Pembina’s HVP services, and for ensuring their shared value for both Pembina and our customers. He methodically reviews Pembina’s service offerings and opportunities along every step of the hydrocarbon value chain, from wellhead to market, to ensure Pembina’s continued success.

Mr. Taylor joined Pembina in 2009 as Vice President, Gas Services, and was appointed to his current role as Senior Vice President in September 2013. Before Pembina Mr. Taylor held various executive and management positions with energy companies in Calgary, including Talisman, VISTA, TransCanada PipeLines and NOVA Corporation.

He has a Bachelor of Science in Geology from the University of Calgary and is a member of APEGA.

2016 Results

Gas Services EBITDA grew by approximately 36 percent over 2015. In 2016, Pembina’s Gas Services business met several major milestones, including:

•	successfully commissioning the Resthaven facility expansion, adding 100 MMcf/d of capacity;
•	acquiring the Kakwa River gas processing facility, a 250 MMcf/d gas processing facility, and associated gas gathering system; and
•	beginning construction on the new 100 MMcf/d gas processing plant (Duvernay 1), as well as 10,000 barrels per day of field stabilization along with the required gathering and compression.

Despite an energy price environment which continued to be challenging, the NGL Midstream business was the second largest contributor to Pembina’s consolidated 2016 financial results, with revenue results under budget due largely to commodity price margins. Other accomplishments for Pembina’s NGL business in 2016 included:

•	successfully commissioning RFS II, a major 73 mbpd NGL fractionator;
•	mechanically completing RFS III, a third major fractionator (55 mbpd); and
•	completing a detailed feasibility study for the development of an Alberta based, world scale propane dehydrogenation/polypropylene facility.

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Robert Lock, Vice President, Midstream - NGL

Responsible for all aspects of the commercial and physical operations for NGL Midstream, including operations,

business development, engineering/project execution, pipeline product movement and financial planning/performance. He is also responsible for environmental, health, safety, operational compliance, and remediation and asset integrity performance of the business units.

Mr. Lock brings 25 years of experience in natural gas, NGL operations and commerce. He was Vice President, NGL Supply and Extraction at Provident from 2006 until 2012, when Pembina acquired Provident. In that role, he was accountable for their NGL feedstock supply and operating performance.

He has a Bachelor of Science in Engineering from the University of Alberta and his Master of Business Administration from the University of Calgary.

2016 Results

Despite a challenging energy pricing environment, the NGL Midstream business was the second largest contributor to Pembina’s consolidated 2016 financial results, with revenue results under budget due largely to commodity price margins.

Other accomplishments for Pembina’s NGL business in 2016 included:

•	successfully commissioning RFS II, a major (73 mbpd) NGL fractionator;
•	mechanically completing RFS III, a third major fractionator (55 mbpd); and
•	completing a detailed feasibility study for the development of an Alberta based, world scale propane dehydrogenation/polypropylene facility.

Pembina Pipeline Corporation • Management information circular	72

Summary compensation table

The table below shows the value of all compensation paid to the named executives from 2014 to 2016.

Name and Position		Salary[3] ($)	Share-based awards[4] ($)	Option Based awards[5] ($)	Non-equity incentive plan compensation — Annual incentive plans[6] ($)	Pension value[7] ($)	All other compensation[8] ($)	Total compensation ($)
Michael Dilger	2016	779,167	1,440,000	960,000	1,280,000	363,862	58,108	4,881,137
President and CEO[1]	2015	657,500	1,214,966	810,013	830,790	264,754	51,925	3,829,948
	2014	570,000	1,254,000	313,500	865,000	255,825	47,290	3,305,615
Scott Burrows	2016	363,333	453,250	194,250	364,746	62,248	37,217	1,475,044
Vice President,	2015	330,000	369,637	92,402	300,476	58,436	54,178	1,205,129
Finance and CFO[2]	2014	245,000	206,306	50,008	184,240	12,693	40,170	738,417
Stuart Taylor	2016	436,607	539,000	231,000	412,368	65,968	40,883	1,725,826
Senior Vice President,	2015	412,500	514,491	220,484	350,065	144,658	68,403	1,710,601
NGL and Natural Gas Facilities	2014	373,333	450,000	112,500	359,288	86,862	78,812	1,460,795
Paul Murphy	2016	436,007	539,000	231,000	397,848	97,263	40,883	1,742,001
Senior Vice President,	2015	412,500	514,491	220,484	350,783	99,784	39,675	1,637,717
Pipeline and Crude Oil Facilities	2014	373,333	450,000	112,500	343,819	79,072	36,457	1,395,181
Robert Lock	2016	358,333	432,000	108,000	255,240	70,654	36,967	1,261,194
Vice President,	2015	346,667	391,977	97,988	183,241	76,008	36,383	1,132,264
Midstream - NGL	2014	323,533	326,728	79,205	236,200	58,675	35,217	1,059,558
Total	2016	2,373,447	3,403,250	1,724,250	2,710,202	659,995	214,058	11,085,202
[1]	Mr. Dilger was appointed CEO on January 1, 2014. He has not received compensation as a director since his appointment to the board in January 2014.
[2]	Mr. Burrows was appointed Vice President, Finance and CFO on January 1, 2015. He was Vice President, Capital Markets from October 2013 to December 31, 2014 and Vice President, Corporate Development and Investor Relations before that.
[3]	Total base salary earned as of December 31 each year.
[4]	Share-based awards
The amount for 2016 represents the fair value of RSUs and PSUs granted to the named executives for 2016. We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $29.71 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2015).

The RSUs granted in 2016 are scheduled to vest 1/3 per year, on December 31 of 2016, 2017 and 2018. The amount the named executives will receive in cash depends on the trading value of our common shares at the time of vesting.

The PSUs granted in 2016 are scheduled to vest on December 31, 2018 as long as the performance vesting criteria have been met.

The value shown in the table for PSUs is their target value, assumes 100 percent of the PSUs are paid out and that the performance multiplier is 1.0. The number of PSUs that actually vests, and the payout the named executives actually receive, will depend on our performance against the performance vesting criteria and can range from 0 to 200%. If the performance criteria are not met and the board decides that no PSUs will vest, the payout could be $0.

Payouts of RSUs and PSUs are increased by the amount they earn in dividend equivalents (in the form of dividend units) whenever we pay dividends on our common shares. See page 63 for information about RSUs and PSUs.

[5]	Option based awards
Option value is calculated as a percentage of base salary (see page 63). The options granted in 2016 expire in 2023: Tranche 1 issued March 8, 2016, expire March 7, 2023; Tranche 2 issued August 16, 2016, expire August 15, 2023; and Tranche 3 issued November 15, 2016, expire November 14, 2023. We calculated the number of options granted using the Black-Scholes option pricing model to estimate a value of approximately $2.82 per option. The following key assumptions were used in the model.

Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
5.84	23.38	0.94	5	31.35

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This approach is consistent with the majority of companies in our comparator group and is sensitive to the assumptions used. The figures may not be directly comparable across companies, but it is a consistent approach for compensation valuation purposes. It used a price of $31.35 per option, the volume-weighted average price of Pembina shares on the TSX for the five days before November 13, 2015, to set the number of options for board approval for 2016 grants.

[6]	Cash bonuses earned for the year, but paid in the following year.
[7]	Includes all compensation related to our pension plans. The amount includes service costs and other compensatory items in the defined benefit plan, including plan changes and earnings that are different from the estimated earnings. See page 75 for information about our pension plans.
[8]	Includes a car allowance, parking and business club memberships.

Outstanding share-based and option-based awards

The table below shows all PSUs, RSUs and stock options outstanding at December 31, 2016.

	Option-based awards				Share-based awards
	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the-money options ($)[3]	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid our or distributed ($)
Michael Dilger	85,108	38.76	Nov 14, 2023	272,346	7,095 RSUs[1]	297,706 RSUs[1]	–
President and CEO	85,108	39.63	August 15, 2023	198,302	66,042 PSUs[2]	2,771,122 PSUs[2]	–
	170,215	33.80	March 7, 2023	1,388,954	Total: 73,137	Total: 3,068,828	–
	187,070	41.25	March 8, 2022	132,820
	90,090	39.53	March 11, 2021	218,919
	Total: 617,591
Scott Burrows	17,220	38.76	Nov 14, 2023	55,104	4,077 RSUs[1]	171,071 RSUs[1]	–
Vice President,	17,220	39.63	August 15, 2023	40,123	16,750 PSUs[2]	702,830 PSUs[2]	–
Finance & CFO	34,440	33.80	March 7, 2023	281,030	Total: 20,827	Total: 873,901	–
	21,340	41.25	March 8, 2022	15,151
	14,370	39.53	March 11, 2021	34,919
	Total: 104,590
Stuart Taylor	20,480	38.76	Nov 14, 2023	65,536	4,697 RSUs[1]	197,086 RSUs[1]	–
Senior Vice	20,480	39.63	August 15, 2023	47,718	22,270 PSUs[2]	934,449 PSUs[2]	–
President, NGL	40,960	33.80	March 7, 2023	334,234	Total: 26,967	Total: 1,131,535	–
and Natural	50,920	41.25	March 8, 2022	36,153
Gas Facilities	32,330	39.53	March 11, 2021	78,562
	Total: 165,170
Paul Murphy	20,480	38.76	Nov 14, 2023	65,536	4,697 RSUs[1]	197,086 RSUs[1]	–
Senior Vice	20,480	39.63	August 15, 2023	47,718	22,270 PSUs[2]	934,449 PSUs[2]	–
President, Pipeline	40,960	33.80	March 7, 2023	334,234	Total: 26,967	Total: 1,131,535	–
and Crude Oil	50,920	41.25	March 8, 2022	36,153
Facilities	32,330	39.53	March 11, 2021	78,562
	Total: 165,170
Robert Lock	9,573	38.76	Nov 14, 2023	30,634	4,877 RSUs[1]	204,639 RSUs[1]	–
Vice President,	9,573	39.63	August 15, 2023	22,305	15,295 PSUs[2]	641,778 PSUs[2]	–
Midstream - NGL	19,145	33.80	March 7, 2023	156,223	Total: 20,172	Total: 846,417	–
	22,630	41.25	March 8, 2022	16,067
	22,760	39.53	March 11, 2021	55,307
	Total: 83,681

[1]	Includes:
•	1/3 of the RSUs granted for 2015 and scheduled to vest and payout on December 31, 2017, and
•	2/3 of the RSUs granted for 2016 and scheduled to vest and payout: 1/3 on December 31, 2017 and 1/3 on December 31, 2018.

Estimated at $41.96 per share (the closing price of our common shares on the TSX on December 31, 2016).

[2]	Includes (as long as the performance vesting criteria have been met):
•	PSUs granted for 2015 that are scheduled to vest on December 31, 2017; and
•	PSUs granted for 2016 that are scheduled to vest on December 31, 2018.

Estimated at $41.96 per share (the closing price of our common shares on the TSX on December 31, 2016). Assumes that 100% of the PSUs are paid out at a performance multiplier of 1.0. See page 65 for information about the performance multiplier.

[3]	Option value is estimated at $41.96 per share (the closing price of our common shares on the TSX on December 31, 2016) less the applicable stock option grant price per share x the number of outstanding options.

Pembina Pipeline Corporation • Management information circular	74

Value vested or earned during the year on short, medium and long-term incentives

The table below shows the value of options, RSUs and PSUs that vested in 2016, as well as the cash bonuses (non-equity incentive) earned for 2016.

	Option-based awards – value vested during the year ($)	Option-based awards - exercised in 2016 ($)	Share-based awards — value vested during the year[1] ($)	Non-equity incentive plan compensation — value earned during the year[2] ($)
Michael Dilger	117,246	Nil	1,228,728	1,280,000
President and CEO
Scott Burrows	16,690	Nil	280,395	364,746
Vice President, Finance & CFO
Stuart Taylor	38,238	Nil	501,901	412,368
Senior Vice President, NGL and Natural Gas Facilities
Paul Murphy	38,238	Nil	501,901	397,848
Senior Vice President, Pipeline and Crude Oil Facilities
Robert Lock	23,791	Nil	395,699	255,240
Vice President, Midstream - NGL
[1]	Share-based awards include payouts of RSUs and PSUs that vested on December 31, 2016, along with the dividend units they earned to December 31, 2016:
•	the final 1/3 of the RSUs granted for 2014;
•	the second 1/3 of the RSUs granted for 2015;
•	the first 1/3 of the RSUs granted for 2016; and
•	all of the PSUs granted for 2014, calculated using a performance multiplier of 0.84 (see page 67).

Dividends were paid each year as follows: 2014: $1.72; 2015: $1.80; 2016: $1.89

[2]	Cash bonuses for 2016, which were paid in 2017.

Pension plan benefits

All full time employees are enrolled in the Pembina Pension Plan (the pension plan), which is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta). The Income Tax Act (Canada) limits the amounts that can be contributed and paid out under the plan. We also offer a supplementary retirement plan. You can find more information about these plans in Note 22 to our 2016 audited consolidated financial statements on our website (www.pembina.com).

Pension plan

The pension plan includes a defined contribution plan and a defined benefit plan. Eligibility and contribution levels are based on a point system calculated by adding the participant's age and the number of years of service with Pembina on January 1 of the calendar year:

•	under 50 points – employees are enrolled in the defined contribution plan;
•	50 points or more – employees are enrolled in the defined benefit plan; and
•	all executives are enrolled in the defined benefit plan.

Early retirement starts at age 55 and normal retirement is the first day of the month on or after the employee turns 65.

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Defined contribution plan

This plan is designed to satisfy retirement planning objectives of early and mid-career employees. Employees are not allowed to contribute to the defined contribution plan, and employees choose how they want to invest the money.

We contribute to the defined contribution plan as follows:

•	5 percent of the employee's base earnings semi-monthly for employees with less than 40 points; and
•	10 percent of the employee's base earnings semi-monthly for employees with between 40 and 50 points.

Defined benefit plan

Employees are not allowed to contribute to the defined benefit plan. The basic benefit is 1.4 percent of the employee’s highest three-year average base salary in the final 120 months of employment. If the employee retires early, the pension benefit is reduced by 0.25 percent for each month before the employee turns 62.

Liabilities under the defined benefit plan are secured by assets that are segregated from our general assets and held in trust.

Supplementary retirement plan

Employees can also earn supplementary benefits under our supplementary retirement plan. This plan is designed to provide benefits to employees beyond the limitations imposed by the Income Tax Act (Canada). The supplementary plan pays benefits for 120 months.

The total benefit under both the defined benefit and supplementary retirement plans cannot be more than 1.4 percent of the employee’s highest three-year average base salary in the final 120 months of employment, multiplied by his or her defined benefit pensionable service.

Liabilities under the supplementary plan are unsecured.

Annual pension benefits payable

The table below shows the total estimated annual benefits payable to each named executive under the defined benefit and supplementary retirement plans, and the present value of our accrued obligation.

	Years of	Annual benefits payable ($)		Defined benefit obligation at	Compensatory	Non- compensatory	Defined benefit obligation at
	credited service	At year end	At age 65	start of 2016 ($)	change ($)	change[2] ($)	end of 2016 ($)
Michael Dilger	11.8333	110,812	251,800	1,532,093	363,862	181,375	2,077,330
President and CEO
Scott Burrows[1]	2.0000	9,967	152,600	62,002	62,248	19,173	143,423
Vice President, Finance & CFO
Stuart Taylor	7.50000	45,235	101,889	613,491	65,968	73,105	752,564
Senior Vice President, NGL and Natural Gas Facilities
Paul Murphy	5.8333	33,279	85,587	432,999	97,263	55,049	585,311
Senior Vice President, Pipeline and Crude Oil Facilities
Robert Lock	4.7500	22,795	110,785	272,659	70,654	35,891	379,204
Vice President, Midstream - NGL
[1]	Mr. Burrows became eligible for the defined benefit pension plan on January 1, 2015.
[2]	The non-compensatory change is the increase or decrease in our accrued obligation for reasons not related to the compensatory change. It includes interest on accrued obligations at December 31, 2016 and changes to mortality rate tables and discount rates.

Pembina Pipeline Corporation • Management information circular	76

Termination and change of control

The table below shows the payments we will make to the named executives and other senior officers when employment is terminated or there is a change of control of Pembina, as specified in their employment agreements.

	Cash payment	Share unit plan	Stock option plan

Retirement	• none	• grants made during the retirement year are prorated to the retirement date • unvested RSUs and PSUs vest as though the executive is still employed with the company

• options are pro-rated to the last day of active employment

• unvested options continue to vest and vested options can be exercised within three years from the last day of active employment or until the option expires (whichever is earlier)

Disability	• none	• unvested RSUs and PSUs vest as though the executive is still employed with the company	• same as retirement

Resignation	• none	• unvested RSUs and PSUs are forfeited and cancelled	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)

Death	• none	• all unvested RSUs and PSUs vest as of the last day of work and the board determines the performance multiplier for PSUs	• same as retirement

Constructive dismissal	• retiring allowance (see below)	• same as retirement	• same as retirement

Termination without cause	• retiring allowance (see below)	• same as retirement	• same as retirement

Termination with cause	• none	• same as resignation	• options expire immediately

Change of control [1]	• none

• unvested RSUs and PSUs become fully vested and are paid out on the effective date of the change of control (or as soon as possible after), including all dividend units

• the board determines the performance multiplier for the PSUs before the effective date of the change of control, or the performance multiplier will be at target level

• option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except in certain circumstances[2]

[1]	If the CEO and CFO are offered continued employment on comparable terms, RSUs and PSUs granted will not vest or be paid out and will continue to vest according to their terms, in respect of the successor issuer.
[2]	The exceptions are: (a) the transaction does not provide for substitution or replacement of Pembina's common shares; (b) the board (acting reasonably) determines that substituting or replacing Pembina's shares is not practical to implement or would result in adverse tax consequences for option holders; and (c) the replacement securities are not (or will not be) listed and posted on a recognized stock exchange. In these cases, outstanding options will fully vest and can be exercised before the transaction is completed. Unexercised options will be forfeited and cancelled without compensation subject to the board's discretion.

Pembina Pipeline Corporation • Management information circular	77

Retiring allowances

We grant cash payments called retiring allowances for:

•	termination without cause;
•	constructive dismissal (within 180 days of a fundamental change in employment); and
•	failure to provide a comparable position and duties and same or comparable compensation and benefits after a change of control (within 180 days of the effective date of the transaction).

These are defined in the employment agreements. Under these circumstances, executives are entitled to receive a cash payment equal to:

•	the notice period specified in the executive's contract (two years for all named executives)

multiplied by

•	the sum of the executive's:
•	salary for the current year;
•	another 20 percent of current salary (in lieu of employment benefits and certain other payments); and
•	the simple average of annual short-term incentive award for the past three years.

The named executives can choose to receive the full amount in a lump sum within 30 days of their termination date, or in two equal payments over two years. Payments will not be reduced by any amounts the executive earns after leaving.

Our retiring allowances include standard confidentiality provisions, effective for two years, and non-competition provisions for varying time periods. As a condition of payment, the executive releases us from any further obligation or liability and also agrees to maintain their share ownership requirements for one year.

How we define change of control

The definition of change of control is different for the executive employment agreements, the share unit plan and the stock option plan.

Executive employment agreements

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•	change in the composition of our board following a contested election of directors or a meeting of our shareholders with an item of business related to director election or another transaction, when the directors before the event no longer constitute a majority of directors after the event; and
•	another comparable event, as determined by the board.

Share unit plan

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	dissolution, liquidation or winding-up of the company;
•	an acquisition requiring shareholder approval;
•	the majority of directors step down from the board; and
•	another comparable event, as determined by the board.

Note that change of control payments under the share unit plan are subject to a “double trigger”, which means it only applies if the CEO, Senior Vice Presidents and CFO are not offered continued employment on comparable terms.

Stock option plan

One of the following:

•	completion of a merger, amalgamation or an arrangement;
•	sale of all or substantially all of our assets and undertakings; and
•	become subject to a takeover bid or another comparable transaction.

Pembina Pipeline Corporation • Management information circular	78

Estimated payments

The following table shows the estimated incremental payments that would have been paid to each of the named executives if they had been terminated on December 31, 2016 (with and without a change of control):

				Share unit plan payments[5]		Option plan payments[6]		Totals
				($)		($)		($)
Name	Salary[1] ($)	Annual incentive bonus[2] ($)	Benefits and perquisites ($)	Termination without cause/ constructive dismissal[3,4]	Change of control and termination[4,5]	Termination without cause/ constructive dismissal[6]	Change of control and termination[6]	Termination without cause / constructive dismissal	Change of control and termination
Michael Dilger	1,600,000	1,983,860	320,000	3,068,843	3,068,843	2,211,340	2,211,340	9,184,043	9,184,043
President and CEO
Scott Burrows	740,000	569,615	148,000	873,887	873,887	426,328	426,328	2,757,829	2,757,829
Vice President, Finance & CFO
Stuart Taylor	880,000	747,814	176,000	1,131,521	1,131,521	562,203	562,203	3,497,538	3,497,538
Senior Vice President, NGL and Natural Gas Facilities
Paul Murphy	880,000	728,300	176,000	1,131,521	1,131,521	562,203	562,203	3,478,024	3,478,024
Senior Vice President, Pipeline and Crude Oil Facilities
Robert Lock	720,000	445,617	144,000	846,403	846,403	280,536	280,536	2,436,556	2,436,556
Vice President, Midstream - NGL
[1]	2016 base salary x notice period (see page 78).
[2]	Notice period x average of the annual incentive bonuses earned for 2014, 2015 and 2016.
[3]	On a termination without cause, or constructive dismissal, RSUs and PSUs continue to vest as though the individual were still employed with Pembina, so these amounts are not immediately payable.
[4]	Estimated at $41.96 per share (the closing price of our common shares on the TSX on December 31, 2016).
[5]	Amounts under the share unit plan are payable following a change of control only if the CEO, Senior Vice Presidents and CFO are not offered continued employment on comparable terms. See page 77 for more information.
[6]	Option value is estimated at $41.96 per share (the closing price of our common shares on the TSX on December 31, 2016) less the stock option grant price of $39.53 for the 2014 grant, $41.25 for the 2015 grant, $33.80 for Tranche 1 of the 2016 grant, $39.63 for Tranche 2 and $38.76 for Tranche 3 per share x the number of outstanding options.

Pembina Pipeline Corporation • Management information circular	79

Information about the long-term incentive plans

Securities authorized for issue under equity compensation plans

Authorized for issue from treasury under our long-term incentive plans at the end of 2016

•	Dilution of outstanding options as a percentage of common shares outstanding as at December 31, 2016: 3.6%
•	2016 grants as a percentage of common shares outstanding: 1.3% (2015: 0.3%)

	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	14,310,062	$39.68	7,209,019
Total	14,310,062	$39.68	7,209,019

1 14,140,351 shares issuable for options granted under the 2011 stock option plan (as amended in 2017) with a weighted average exercise price of $39.93, and 169,711 shares issuable for the fund option plan, which was closed in 2010 (see page 83), with a weighted average exercise price of $19.17.

Stock option plan

Introduced in 2011 and amended in 2017

Plan administration	The stock option plan is administered by our board. Pembina grants awards based on rules and decisions made by the board, including when options are granted, when they vest and when they expire.
Eligibility	All employees
Award	Options to buy common shares Options cannot be assigned or transferred
Shares reserved and available

23,000,000 common shares (7,000,000 under the original 2011 plan, plus an additional 9,000,000 in 2014 plus an additional 7,000,000 in 2015) have been reserved for issue under the plan (5.8% of currently issued and outstanding common shares as at the date hereof). We have issued 1,912,635 common shares for option exercises under the plan since its inception in 2011, and therefore there are 21,087,365 common shares remaining for future issuance.

This will be increased by 15,000,000 common shares to a total aggregate of 38,000,000 issuable under the plan, and 36,087,365 remaining issuable under outstanding options and future grants, if shareholders approve the proposed increase (9.0 percent of currently issued and outstanding common shares as at the date hereof).

Shares reserved for options that are cancelled or expire are immediately re-reserved for the plan and available to issue in the future.

Shares issuable and outstanding Also see Note 16 to our audited consolidated financial statements for the year ended December 31, 2016

As at March 16, 2017 there were 15,466,436 common shares issuable on the exercise of outstanding options granted under the stock option plan:

•  exercise prices: from $25.28 to $52.01

•  average weighted exercise price: $40.35

•  expiration dates: from August 2018 to March 2024

•  3.9 percent of issued and outstanding shares

In addition, as at March 16, 2017, there were 136,895 common shares issuable on the exercise of outstanding options granted under the fund option plan (see page 83). Common shares issuable under the fund option plan represent approximately 0.03% of our total issued and outstanding common shares as at March 16, 2017.

Granting and issuing stock options	The board grants options once a year, to be issued on one or more days during the year as specified at the time of the grant. The exercise price will be the volume-weighted average trading price of our common shares on the TSX in the five business days immediately before the issue date.

Pembina Pipeline Corporation • Management information circular	80

Vesting, expiry and payout

Vesting and expiry are determined by the board, but the expiry date cannot be more than seven years after the date the options were granted.

Historically, the board has granted options with a seven-year term that vest over three years, beginning one year after the grant date.

Expiry can be extended by 10 business days if the options expire on or within 10 days of a trading blackout.

Each option that vests can be used to buy one Pembina common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

Financial assistance	The plan does not provide financial assistance to help participants exercise their options.
Cashless exercise

If the board approves, a participant may receive common shares with a market value equal to the in-the-money value of an option at the time it is exercised. In that case, the number of common shares issued to the participant, and not the number of underlying common share reserved for issue under the option will be deducted from the plan.

Termination and change of control

For all termination except termination for cause (subject to terms set out in a board resolution granting options, in the certificate evidencing the options, or in an employment agreement):

•  unvested options expire immediately; and

•  vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later).

For termination for cause:

•  unvested options expire immediately; and

•  vested options are forfeited.

On change of control:

•  Option holders are granted the number of securities of the new issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except when:

•  the transaction does not provide for substitution or replacement of Pembina's common shares;

•  the board (acting reasonably) determines that a substitution or replacement of Pembina's shares is not practicable or that it would result in adverse tax consequences for option holders; or

•  the replacement securities are not (or won't be) listed and posted on a recognized stock exchange.

In these cases, outstanding options will fully vest and can be exercised before the transaction is completed. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

A change of control is defined as one of the following:

•  completion of a merger, amalgamation or an arrangement; or

•  sale of all or substantially all of our assets and undertakings become subject to a takeover bid or another comparable transaction

Limits

Any one individual: 5% of the (non-diluted) issued and outstanding common shares (or 19,996,360 common shares as at March 16, 2017) at the grant date, less the aggregate number of common shares reserved for that individual under any other equity-based compensation arrangement.

All insiders (as a group): 10% of the (non-diluted) issued and outstanding common shares at the grant date, less the total number of common shares reserved for insiders under any other equity-based compensation arrangement.

Single year limit:

Individual insiders: same as individual limit, but excluding shares issued to the insider under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

All insiders (as a group): same as insider group limit, but excluding shares issued to insiders as a whole under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

Note: Because insiders are currently expected to participate in our share unit plan and would not be eligible to participate in the stock option plan, we do not expect to issue options to insiders under this plan.

Pembina Pipeline Corporation • Management information circular	81

Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively.

The following changes require approval of a majority of shareholders:

•  increasing the number (or percentage) of shares that can be issued through the plan;

•  making a change that will reduce the exercise price of an outstanding option
(including by cancelling and reissuing the option);

•  extending the expiry date of an option (except to avoid a trading blackout period);

•  adding new types of eligible participants;

•  changing the plan to let participants transfer or assign options (other than to a family member, an entity controlled by the participant or their family member, a charity or for estate planning and settlement purposes), unless the changes are due to a change of control or to prevent dilution; and

•  making changes to types of changes that can be made to the plan.

Plan changes may also need to be approved by applicable stock exchanges.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Closing the plan	The board can suspend or terminate the plan at any time.

Share unit plan

Introduced in 2010

Plan administration

The share unit plan is administered by our board.

Pembina grants awards based on rules and decisions made by the board, including:

•  whether awards should be granted;

•  when awards will be granted;

•  who will receive awards;

•  grant dates, performance and vesting periods;

•  the fair market value of common shares;

•  how the number of RSUs and PSUs granted will be determined;

•  time, performance and other vesting conditions (including multipliers);

•  setting, changing and rescinding plan and grant agreements, regulations and terms;

•  interpreting the plan and any related grant agreements; and

•  all other decisions needed to administer the plan.

The board can delegate its administrative duties to a committee, its members or our executive officers, or to agents or third-party administrators, if allowed by law and the board's mandate and subject to the plan's rules and other restrictions.

Changing the plan

The board can make changes to the plan without shareholder approval, but grant holders must consent to any changes that could affect them negatively.

At any time, the board may decide to:

•  accelerate vesting related to all or a percentage of the RSUs or PSUs attached to an award;

•  waive any term or condition attached to an award; and

•  decide that a term or condition attached to an award has been satisfied before a change of control event occurred.

It may also decide that payment and settlement will happen immediately, or be effective immediately before (and conditional upon) the effective date of a change of control.

The board can also make changes to prevent dilution or enlargement of rights granted under the share unit plan as the result of a change of control event that affects our common shares.

Plan changes may also need to be approved by applicable regulators.

Closing the plan	The board can suspend or terminate the plan at any time.
Change of control	See Termination and change of control on page 77.

Pembina Pipeline Corporation • Management information circular	82

Fund option plan

We operated as an income trust (Pembina Pipeline Income Fund) until October 1, 2010, when we converted to a corporate structure. References to the fund option plan refer to the option plan of Pembina Pipeline Income Fund prior to the conversion. This plan was closed in 2010

Plan administration	The fund option plan is administered by our board.
Eligibility	Directors, officers and employees were eligible to receive options under the plan.
Award	Options to buy Pembina common shares No options have been granted under this plan since September 2010 The options cannot be assigned or transferred.
Shares issuable and outstanding

As at March 16, 2017, there were 136,895 common shares issuable on the exercise of outstanding options granted under the plan:

•  exercise price: $19.17

•  average weighted exercise price: $19.17

•  expiration dates: to September 2017

Vesting

Options have a seven-year term that vest over three years, beginning one year after the grant date.

Expiry can be extended by 10 business days if the options expire on or within 10 days of a trading blackout.

Payout

Each option that vests can be used to buy one common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options were approved.

Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively. All changes must receive prior approval from the TSX.

It can make the following changes without shareholder approval:

•  housekeeping changes;

•  correcting a clerical or typographical error or an inconsistency with our declaration of trust;

•  changing the timing and terms of vesting of options granted under the plan;

•  terminating provisions of an option granted under the plan as long as the change does not extended the option's expiry date;

•  avoiding inconsistency with, or changing provisions to ensure that, an option holder is not subject to unfavourable treatment under the Income Tax Act or other tax laws;

•  adding a cashless exercise feature, payable in cash or securities, that provides for a full deduction of the number of underlying common shares from the number reserved for issuance under the plan; and

•  other matters that the TSX may approve from time to time.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Financial assistance	The plan does not provide financial assistance to help participants exercise their options.

Pembina Pipeline Corporation • Management information circular	83

6. Other information

Interest in the business of the meeting, material transactions and indebtedness

To the best of our knowledge, no former director or executive officer of Pembina, none of the nominated directors, and none of their respective associates or affiliates:

•	has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting (other than the election of directors);
•	has a material interest, direct or indirect, in any transaction since January 1, 2016 or in any proposed transaction that has materially affected or will materially affect the company or any of our subsidiaries, or
•	is currently indebted to Pembina or any of our subsidiaries, or has been at any time since January 1, 2016.

About non-GAAP measures

We use several supplementary measures to evaluate the performance of our company and our business because we believe they provide additional useful information about our operational and financial performance to investors and analysts.

These are considered supplementary because they are not defined by Generally Accepted Accounting Principles (GAAP) and do not have a standard meaning, so they may not be comparable to similar measures presented by other issuers. Readers should not use them as an alternative to GAAP measures when assessing our performance. For more information about financial measures that are not defined by GAAP, including reconciliations to the closest comparable GAAP measure, see Non-GAAP Measures in our MD&A for the year ended December 31, 2016. You can find our MD&A on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA is calculated as earnings for the year plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property plant and equipment, and non-cash provisions. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of our success. Pembina presents Adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating our financial performance.

We use EBITDA for the purposes of calculating our target under our short, medium and long-term compensation plans, as this is the metric that is set out in our legacy medium and long-term incentive plans. This is slightly different than our adjusted EBITDA calculation and is calculated as operating margin (gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments) and distributions from equity accounted investees less general and administrative expense less realized gains or losses on commodity-related derivative financial instruments. Other companies that are included in our compensation and performance peer group also use EBITDA and adjusted EBITDA that may be calculated differently than we calculate these measures.

Pembina Pipeline Corporation • Management information circular	84

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

Pembina Pipeline Corporation • Management information circular	85